EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2017 and the most recently issued annual consolidated financial statements for the year ended December 31, 2016 ("Consolidated Financial Statements").

The Company has included certain non-GAAP financial measures, which the Company believes that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this management discussion and analysis include:

•	co-product cash costs per ounce of gold produced;

•	co-product cash costs per ounce of silver produced;

•	co-product cash costs per pound of copper produced;

•	all-in sustaining co-product costs per ounce of gold produced;

•	all-in sustaining co-product costs per ounce of silver produced;

•	all-in sustaining co-product costs per pound of copper produced;

•	adjusted operating cash flows;

•	net debt;

•	net free cash flow;

•	average realized price per ounce of gold sold;

•	average realized price per ounce of silver sold; and

•	average realized price per pound of copper sold.

Definitions and reconciliations associated with the above metrics, can be found in Section 13, Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

1.    CORE BUSINESS

Yamana Gold Inc. (TSX:YRI and NYSE:AUY) (the “Company” or “Yamana”) is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 3(a): Significant Accounting Policies - Basis of Consolidation to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with majority equity interest and its joint operation of the Canadian Malartic mine.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 20: Contractual Commitments to the condensed consolidated interim financial statements.

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2.    HIGHLIGHTS

For the three months ended June 30, 2017 (unless otherwise noted)

The Company had a strong second quarter, both exceeding its plan for production, and achieving this at costs below those planned. Production is expected to sequentially increase quarter over quarter, with higher production, lower costs, and consequently higher cash flows in the second half of the year. As anticipated, the second quarter was stronger than the first quarter of the year.

Overview of Second Quarter

Sales and Production

•
Production of gold and copper during the second quarter from the Company's six producing mines ("Yamana mines") was higher than the comparative quarter of 2016, increased from the first quarter of 2017 and exceeded plan. Silver production was lower than in the second quarter of 2016, and it increased significantly by 23% from the first quarter of 2017. Gold production was significantly improved across nearly all mines from the first quarter of 2017, and Jacobina exceeded 32,000 ounces for the third consecutive quarter, a level that the mine last reached in 2010.

•
In line with the Company's normal quarterly production profile due to seasonality, production is expected to ramp-up sequentially from the second quarter with higher production in the second half of the year.

For the three months ended June 30,	2017	2016	% change
Gold
Sales - Yamana mines (ounces)	236,050	238,922	(1)%
Sales - Consolidated (ounces)	278,187	291,152	(4)%
Production - Yamana mines (ounces)	244,607	237,402	3%
Production - attributable (ounces) (i)	275,437	290,139	(5)%
Revenue per ounce	$1,255	$1,256	—%
Average realized price per ounce (ii)	$1,268	$1,267	—%
Silver
Sales (ounces)	1,299,957	1,684,432	(23)%
Production (ounces)	1,323,399	1,687,644	(22)%
Revenue per ounce	$16.85	$16.72	1%
Average realized price per ounce (ii)	$16.89	$16.83	—%
Copper
Sales (millions of pounds)	25.2	26.0	(3)%
Production (millions of pounds)	29.1	23.2	25%
Revenue per pound	$2.27	$1.70	34%
Average realized price per pound (ii)	$2.52	$2.12	19%

(i)	Attributable production includes production commensurate to the Company's interest in Brio Gold, which for the second quarter of 2017 was a weighted average of 69.7% (2016 - 100%).

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Costs

•
Gold total cost of sales per ounce sold and co-product cash costs (a non-GAAP financial measure, see Section 13) per ounce of gold produced for the Yamana Mines were generally in line with the second quarter of 2016, mitigating stronger local currencies, particularly the Brazilian Real and Chilean Peso, which were offset by lower local costs and better than planned production. While total cost of sales per ounce of gold sold remained relatively unchanged from the first quarter, both co-product cash costs and co-product all-in sustaining costs ("AISC") (a non-GAAP financial measure, see Section 13) were lower than the first quarter of 2017 due to higher production. Co-product cash costs per ounce of gold produced were better than plan. AISC were also lower in comparison to second quarter of 2016, first quarter of 2017 and plan, in part due to lower sustaining capital expenditures and mine development during the quarter. These activities are expected to be partially caught up in the second half of the year.

•
Silver cost of sales per ounce sold, co-product cash costs and co-product AISC per ounce of silver produced were higher than the prior year in relation to the lower production of silver which caused certain fixed costs to be allocated to a smaller number of ounces. However, as anticipated costs for silver were lower than the first quarter of 2017 and were lower than plan.

•
Copper cost of sales per pound sold, co-product cash costs and co-product AISC per pound of copper produced were lower than the second quarter of 2016, the first quarter of 2017 and plan, with only total cost of sales per copper pound sold being comparable to the first quarter.

For the three months ended June 30,	2017	2016	% change
Gold
Total cost of sales per ounce sold - Yamana mines (i)	$1,096	$1,060	3%
Total cost of sales per ounce sold - Consolidated (i)	$1,105	$1,054	5%
Co-product cash costs per ounce produced - Yamana mines (ii)	$671	$692	(3)%
Co-product cash costs per ounce produced - Attributable (ii)	$696	$698	—%
AISC per ounce produced - Yamana mines (ii)	$869	$969	(10)%
AISC per ounce produced - Attributable (ii)	$899	$959	(6)%
Silver
Total cost of sales per ounce sold (i)	$13.92	$12.60	10%
Co-product cash costs per ounce produced (ii)	$10.19	$8.47	20%
AISC costs per ounce produced (ii)	$14.04	$12.18	15%
Copper
Total cost of sales per pound sold at Chapada (i)	$1.90	$2.13	(11)%
Chapada co-product cash costs per pound produced (ii)	$1.61	$1.80	(11)%
Chapada AISC per pound produced (ii)	$1.84	$2.43	(24)%

(i)	Total cost of sales consists of the sum of cost of sales excluding Depletion, Depreciation and Amortization ("DDA") plus DDA.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Outlook

•
Full year production expectations and guidance relating to the Yamana mines was increased during the first quarter of 2017 to 940,000 ounces, from the original guidance of 920,000 ounces. The Company anticipated that 46% of gold production would be delivered in the first half of the year, with the balance delivered in the second half of the year. As at midyear, the Company has tracked modestly above the anticipated first-half weight of production, and as such, the Company remains well positioned to achieve its stated production guidance for the year.

•	Co-product cash costs and AISC for the first half of the year are trending below guidance, and the Company expects the costs observed in the second half of the year to improve over the first half.

•	The Company reiterates production and cost guidance for the year.

Financial Results

•
Net loss from continuing operations for the three months ended June 30, 2017 was $36.8 million or $0.04 per share basic and diluted, compared to net profit of $30.3 million or $0.03 per share basic and diluted of the same period of 2016. The decrease was mainly as a result of a deferred tax expense for the current quarter versus deferred tax recovery in the comparative period of 2016 associated with unrealized foreign exchange movements in tax. Net loss and earnings per share for the second quarter were affected by non-cash and certain items that may not be reflective of current and ongoing operations. The Company refers to the following items which may be used to adjust or reconcile input models in consensus estimates:

For the three months ended June 30,	2017		2016
(In millions of US Dollars; unless otherwise noted)	$	Per share	$	Per share
Non-cash unrealized foreign exchange losses	2.4	—	8.5	0.01
Share-based payments/mark-to-market of deferred share units	2.5	—	11.6	0.01
Mark-to-market on zero cost collar contract	(6.0)	(0.01)	(5.7)	(0.01)
Mark-to-market on investment and other assets	(1.0)	—	—	—
Revision in estimates and liabilities including contingencies	(0.9)	—	9.0	0.01
Other provisions, write-downs and adjustments	22.0	0.02	(12.6)	(0.01)
Non-cash tax unrealized foreign exchange losses/(gains)	25.1	0.03	(42.7)	(0.05)
Income tax effect of adjustments	(5.2)	(0.01)	(0.6)	—
Total adjustments - increase/(decrease) to net earnings and net earnings per share	38.9	0.04	(32.5)	(0.03)

•	Revenue for the three months ended June 30, 2017, remained relatively unchanged from the prior-year comparative period as higher realized prices, mainly offset lower sales quantities.

•
Cost of sales excluding Depletion, Depreciation and Amortization ("DDA") for the second quarter was marginally lower than that of the same period in 2016 as a result of lower sales quantities, offset by a stronger Brazilian Real and Chilean Peso.

•
DDA expense for the second quarter was lower than the same period of 2016 due to lower sales volume and lower DDA at El Peñón from a lower asset book value following the impairment taken as at December 31, 2016:

For the three months ended June 30,	2017	2016	% change
Financial Results
Revenue from continuing operations	$428.1	$438.0	(2)%
Cost of sales excluding DDA	$(261.0)	$(266.6)	(2)%
DDA	$(111.9)	$(117.1)	(4)%
Mine operating earnings	$55.2	$54.3	2%

Balance Sheet and Liquidity (i)

•
As at June 30, 2017, the Company had cash and cash equivalents of $132.3 million, an increase from $97.4 million as at December 31, 2016 and $85.9 million as at June 30, 2016. Available credit was $823.6 million, for total liquidity of approximately $955.9 million. For the three months ended June 30, 2017, strong cash flows generated from operating activities and proceeds from the monetization of 26.7 million Brio Gold common shares that the Company owned were partly offset by cash used in investing activities.

•
Cash flows from operating activities from continuing operations are presented below. The main item to arrive at adjusted operating cash flows is the advancement of $56.0 million received on metal purchase in the second quarter of 2016 with no current quarter comparatives:

For the three months ended June 30, (In millions of US Dollars; unless otherwise noted)	2017	2016
Cash flows from operating activities from continuing operations	$124.6	$192.7
Cash flows from operating activities before net change in working capital (ii)	$122.8	$189.5
Adjusted operating cash flows (ii)	127.2	133.5

•
The Company improved its Net Free Cash Flow (a non-GAAP financial measure, see Section 13) during the period as follows, noting that the net change in working capital for Yamana mines was an approximate $8.2 million inflow.

For the three months ended June 30, (In millions of US Dollars; unless otherwise noted)	2017	2016
Cash flows from operating activities before net change in working capital (ii)	$122.8	$189.5
Net change in working capital	1.8	3.2
Cash flows from operating activities of continuing operations	$124.6	$192.7
Less: Advance payments received on metal purchase agreement and unearned revenue	4.4	(56.0)
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(46.5)	(74.0)
Interest and finance expenses paid	(31.4)	(31.8)
Net free cash flow (i)	$51.1	$30.9

(i)	For further information on the Company's liquidity and cash flow position, refer to Section 8 “Liquidity, Capital Resources and Contractual Commitments" of this MD&A.

(ii)
A cautionary note regarding non-GAAP financial measures and additional line items or subtotals in financial statements is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Additional liquidity and capital information is as follows:

For the three months ended June 30, (In millions of US Dollars; unless otherwise noted)	2017	2016	% change
Dividend per share (declared and paid)	$0.005	$0.005	—%
Weighted average number of shares outstanding
Basic (in thousands)	948,116	947,346	—%
Diluted (in thousands) (i)	948,116	948,096	—%
Capital Expenditures
Sustaining	$46.7	$74.0	(37)%
Expansionary	$67.8	$20.1	237%
Exploration	$24.5	$23.1	6%
Total capital expenditures	$139.0	$117.2	19%

(i)    For the three months ended June 30, 2017, anti-dilutive items have not been included in the weighted average number of shares for loss per share calculation.

Strategic Developments, Construction and Development

Project development initiatives

•	Cerro Moro, Argentina - As at the end of June 2017, progress at Cerro Moro was as follows:

◦	Construction is slightly ahead of schedule driven primarily through mechanical works (field erected tanks, ball mill and thickeners erections) which are tracking ahead of planned progress.

◦
The entire mill building and refinery have been fully enclosed, save for a few strategically located exterior siding panels to facilitate the installation of large equipment, thus allowing construction activities to continue uninterrupted in these areas in the event of adverse weather conditions through the winter season.

◦	The Company has filled positions for senior mine-site management and is in process of recruiting the operational workforce.

◦	Other disciplines such as structural steel erection, CCD assembly, remain on schedule.

◦	Piping, electrical and control and instrumentation installation will begin in the third quarter.

◦	439 metres of underground development has been completed in the first six months of 2017.

◦
Year-to-date spend for the project was $77 million. A total of $178 million is planned to be spent for the year, of a total of $233 million of planned expenditures expected to occur between 2017 and 2018. A total of 70% of the total capital for the project has been committed.

Next milestones ahead of commercial productions are:

◦	Mechanical completion of the process plant and mine infrastructure scheduled for the fourth quarter of 2017.

◦	Commissioning is on track for completion by the end of the first quarter of 2018, with the ramp-up to commence thereafter.

◦	Total production in 2018 (including pre-commercial ounces) is expected to be 80,000 ounces of gold and 4.5 million ounces of silver.

•
Suruca, Brazil - The Company continues to advance development efforts with a view of commencing production in the second quarter of 2019.  Suruca is planned as a supplement to the main operations at Chapada and is expected to add gold-only production over the initial 5 years, at a rate of at least 40,000 ounces per annum. Estimated initial capital would be of approximately $51 million, which will commence in 2018.

•
Canadian Malartic, Canada - The Canadian Malartic Extension Project (Barnat expansion) was authorized by the Québec government on April 19, 2017, which positions the mine for throughput and production increases. The extension project is continuing according to plan and during the quarter, further advances were made with respect to the development, submission and consultation with government related to the key Certificates of Authorization ("CAs") that will allow for critical development activities to commence.  Subsequent to the receipt of some of the CAs during the quarter, deforestation work has begun to prepare for the formal start of construction.  Based on the CAs approval, expansionary expenditures for the road deviation and mine extension of approximately US$16 to $22 million (on a 50% basis) have been brought forward from 2018 and are anticipated during the second half of the year.

Optimization and possible monetization initiatives

•
Brio Gold - Following the monetization of Brio Shares completed during the second quarter for total proceeds to the Company of $56.7 million, or C$80.0 million, the Company is now closer to its intended holding position, and it believes that Brio Gold offers substantial investment value and provides significant consolidation opportunities.

•
Kirkland Lake, Canada - A third party study has been completed to assess the valuation potential of the Kirkland Lake development and exploration assets (including Upper Beaver), of which the Company has a 50% interest.  The evaluation used several existing studies as the basis for its value assessment, including Upper Beaver’s pre-feasibility study, conceptual plans for Upper Canada, Amalgamated Kirkland and Anoki-McBean, as well as determination of the significant near term upside potential from other exploration target areas including Upper Canada, as only a small portion of Upper Canada has been explored.  The results of the study reveal that the Upper Beaver deposit provides a large component of the overall value and supports construction of a central processing plant that could process ore from other deposits to supplement value.  The conceptual study shows the potential for consolidated production from these deposits in excess of 250,000 ounces per year at attractive cash costs.

In order to realize the value from this asset base, the Company and its partner, Agnico Eagle, through their jointly owned Canadian Malartic Corporation, have retained financial advisors to advise on potential strategic alternatives including the possible sale of 100% of the Kirkland Lake property portfolio.

•
Agua Rica, Argentina - The Company has completed initial studies relating to a smaller scale underground sub-level caving operation that would minimize upfront capital expenditures while maintaining longer term optionality to increase the scale of the mining operation.  The underground sub-level caving scenario assumes capital costs substantially below estimates in the feasibility study for a larger open pit operation and at operating costs that would be in the bottom quartile of comparable copper projects.  This approach also assumes a much smaller scale underground operation and is consistent with existing environmental regulations.  The smaller scale development scenario contemplates a fully stand-alone operation that would not require the use of any Minera Alumbrera infrastructure.  The Company is committed to working with stakeholders as it continues to assess this as well as other development scenarios and remains committed to advancing the project.  Presently, the Company anticipates advancing the project with the right partner while maintaining a significant ownership interest.  However, the Company will consider this in light of its strategic alternatives.  A feasibility study relating to the sub-level scenario will follow for completion by either just the Company or, depending on the strategic alternatives, in conjunction with one or more partners.

The Company is evaluating the selection of financial advisors to advise on potential strategic alternatives.

•
Suyai, Argentina - During the second quarter, the Company completed a scoping study that evaluated two options for ore processing, both of which proved to be economic.  The first considered the construction of a carbon-in-leach ("CIL") processing facility for the on-site production of gold and silver in the form of doré.  The second considered the construction of a processing facility for on-site production of gold and silver contained in a very high grade concentrate, which would be shipped abroad for subsequent precious metal recovery.  Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver.  The Company believes both scenarios address past concerns regarding open pit mining and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and would potentially meet provincial regulations currently in place in Chubut.  The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.

In light of the foregoing, the Company is considering the alternatives of a development plan and other strategic alternatives for the project. While this level of study is at a scoping level, extensive work has been performed over a considerable period of time.  As such, the scoping study can be advanced to a feasibility study and the project can be developed very rapidly.  The Suyai project is one of the highest gold grade development-ready projects in the Americas. While a financial advisor has not been retained at this time, the Company is evaluating its strategic alternatives in addition to development of the project.

•
Agua De La Falda, Chile (57.3%) - The Company continues to pursue strategic and monetization initiatives for the 57.3%-held Agua De La Falda joint venture with Codelco, located in northern Chile.  The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. After conducting studies in late 2016, the Company is advancing the evaluation of a low capital start-up project based on the remaining oxide inventory, and is looking to expand mineral resources through exploration.  Agua De La Falda has installed processing capacity and infrastructure. Reprocessing from existing heaps and mining from existing oxide mineral reserves would allow for a low-risk initial project.  Agua De La Falda also holds sulfide mineral reserves and mineral resources (Jeronimo), and the Company is reviewing a smaller scale higher grade operation as an option for development, after the start-up project, to minimize the initial capital investment required to exploit the sulfide mineral resources.

Exploration

The Company's exploration programs continue with the focus of mineral resource discovery and mineral reserve replacement and growth at all mines. A more comprehensive disclosure update will follow later in the year. For exploration updates for the second quarter, refer to Section 6 Operating Mines and Section 7 Construction, Development and Exploration of the MD&A.

Brazilian Tax Matters

•
As previously reported, beginning in 2012, the Company has been challenging certain assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2012. The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments.

The Company has maintained and continues to maintain the view that it should ultimately be successful in its challenges of these assessments. However, a new law has recently been proposed that would allow companies to settle outstanding income tax matters in many cases for amounts substantially less than the amounts under discussion. The Company has determined to participate in the program under this proposed new law. This would represent a commercial resolution of this legal issue in a way that creates immediate financial certainty. Details with respect to the measure and the Company’s rationale for electing to participate are presented in Section 11 "Contingencies".

3.    OUTLOOK AND STRATEGY

Over the years, the Company has grown through phases of strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase production and cash flow. The Company is currently in an organic growth phase, whereby it is focusing on numerous internal value generating opportunities. The simplification of the Company’s operating portfolio, which is now six mines with the spin out of Brio Gold, and improved quality and construct of management allows for the focus to shift on the execution of the Company’s key objectives that include:
•Delivering operational results and execution and advancing near-term and ongoing optimizations at Yamana’s six producing mines;
•Advancing Cerro Moro to mechanical completion in 2017 and production in early 2018;
•Advancing the Company’s organic pipeline through exploration targeted on the most prospective properties, including:

◦	Significant potential at Minera Florida, Chapada, Canadian Malartic with Odyssey and Gualcamayo as a result of new discoveries at site, and

◦
Further delineation and infill drilling at Minera Florida, Gualcamayo, Chapada, and Jacobina with the objective to increase mine life and, in the case of Chapada, Minera Florida and Jacobina, to deliver potential for production increases;

•Continuing balance sheet and financial performance improvements;

•	Improving the efficiency of all operations with a particular focus on further improvements at El Peñón, and

•	Evaluating monetization initiatives, which may include the sale of dormant assets or other optionality within the portfolio.

The Company is positioned for the continuous improvement of results during the year, as production and financial performance ramps up sequentially by quarter, Cerro Moro advances toward completion, exploration drill programs are completed and balance sheet improvement initiatives are further pursued.

The Company's ownership of Brio Gold is held for investment purposes. The Company believes there is considerable value yet to be surfaced from this portfolio of assets and that this value is better realized with Brio Gold operating as a standalone public company. With completion of the monetization of 26,667,000 common shares in Brio Gold, the Company is now closer to its intended holding position, and it believes that Brio Gold offers substantial investment value and that significant synergies could be created through consolidation opportunities within the industry.

Consistent with the above objectives, the Company continues to evaluate its medium-term development opportunities. The Company foresees that after the completion of Cerro Moro, Suruca and the Canadian Malartic Extension (formerly the Barnat extension), there will be a significant reduction in expansionary capital required, as these medium-term development opportunities continue to advance.  With the expected reduction in capital spending and increase in production as existing projects are completed, the Company expects to generate significant increases in cash flow and net free cash flow beginning in 2018.
The Company remains committed to maintaining financial flexibility and strengthening the balance sheet through increasing cash flows from growing production at lower costs, and continuing to pursue various monetization initiatives. The objective stated in early 2016 of decreasing net debt (a non-GAAP financial measure, see Section 13) by at least $300 million by the end of 2017 continues to be a priority, and the Company continues its effort to further certain monetization initiatives to achieve this objective. The Company's debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term. The Company continues to target a Net Debt/EBITDA ratio of 1.5 or better, which it believes to be prudent financial policy and planning. The Company maintains ample liquidity and is well positioned for the anticipated increase in expansionary capital as a result of the construction expenditures budgeted for Cerro Moro in 2017.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

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4.1    Financial Statistics

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars; unless otherwise noted)	2017	2016	2017	2016
Revenue	$428.1	$438.0	$831.6	$838.9
Cost of sales excluding depletion, depreciation and amortization	(261.0)	(266.6)	(499.0)	(483.7)
Gross margin excluding depletion, depreciation and amortization	$167.1	$171.4	$332.6	$355.2
Depletion, depreciation and amortization	(111.9)	(117.1)	(217.8)	(221.9)
Mine operating earnings	$55.2	$54.3	$114.8	$133.3
Other expenses and income (i)	(71.3)	(62.4)	(156.1)	(133.5)
Loss before income taxes	$(16.1)	$(8.1)	$(41.3)	$(0.2)
Income tax (expense)/recovery	(20.7)	38.4	(1.5)	66.7
Net (loss)/earnings from continuing operations	$(36.8)	$30.3	$(42.8)	$66.5
Net earnings from discontinued operations	—	4.5	—	4.8
Net (loss)/earnings	$(36.8)	$34.8	$(42.8)	$71.3
(Loss)/earnings per share from continuing operations (iii)(iv) - basic and diluted	$(0.04)	$0.03	$(0.05)	$0.07
(Loss)/earnings per share - basic and diluted	$(0.04)	$0.04	$(0.05)	$0.08
Dividends declared per share	$0.005	$0.005	$0.010	$0.020
Dividends paid per share	$0.005	$0.005	$0.010	$0.010
Weighted average number of common shares outstanding - basic (in thousands)	948,116	947,346	948,009	947,265
Weighted average number of common shares outstanding - diluted (in thousands) (iv)	948,116	948,096	948,009	947,756
Adjusted operating cash flows (ii):
Cash flows from operating activities before changes in working capital	$122.8	$189.5	$239.9	$304.6
Advance payments on metal purchase agreement and unearned revenue	4.4	(56.0)	—	(64.0)
Adjusted operating cash flows (ii)	$127.2	$133.5	$239.9	$240.6

(i)
For the three months ended June 30, 2017, other expenses and income represent the aggregate of the following expenses: general and administrative of $25.9 million (2016 - $23.6 million), exploration and evaluation of $5.3 million (2016 - $5.3 million), other expenses of $15.2 million (2016 - $6.2 million) and net finance expense of $24.9 million (2016 - $27.3 million).

(ii)	A cautionary note regarding non-GAAP financial measures and their respective reconciliations are included in Section 13 of this Management's Discussion and Analysis.

(iii)	Attributable to Yamana Gold Inc. equityholders.

(iv)	For the three months ended June 30, 2017, anti-dilutive items have not been included in the weighted average number of shares for net loss per share calculation.

Net earnings and earnings per share were affected by, among other things, the following non-cash and certain items that may not be reflective of current and ongoing operations. The Company refers to the following items which may be used to adjust or reconcile input models in consensus estimates. Those items are denoted as (increases) or decreases to net earnings/(loss) and net earnings/(loss) per share in the following table:

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars; unless otherwise noted)	2017	2016	2017	2016
Non-cash on unrealized foreign exchange losses	$2.4	$8.5	$4.6	$19.5
Share-based payments/mark-to-market of deferred share units	2.5	11.6	5.7	17.6
Mark-to-market on zero cost collar contract	(6.0)	(5.7)	1.3	(5.7)
Mark-to-market on investment and other assets	(1.0)	—	2.7	(10.4)
Revision in estimates and liabilities including contingencies	(0.9)	9.0	0.7	7.4
Other provisions, write-downs and adjustments	22.0	(12.6)	28.2	(9.9)
Non-cash tax unrealized foreign exchange losses/(gains)	25.1	(42.7)	(2.2)	(70.5)
Income tax effect of adjustments	(5.2)	(0.6)	(4.0)	5.1
Total adjustments - increase/(decrease) to net earnings	$38.9	$(32.5)	$37.0	$(46.9)
Total adjustments - increase/(decrease) to net earnings per share	$0.04	$(0.03)	$0.04	$(0.05)

| 9

The following table lists revenue per ounce or pound sold, average realized prices and average market prices:

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
Revenue per ounce of gold	$1,255	$1,256	$1,232	$1,219
Revenue per pound of copper	$2.27	$1.70	$2.32	$1.90
Revenue per ounce of silver	$16.85	$16.72	$17.05	$15.80
Average realized gold price per ounce (i)(ii)	$1,268	$1,267	$1,244	$1,229
Average realized copper price per pound (i)(ii)	$2.52	$2.12	$2.54	$2.12
Average realized silver price per ounce (i)(ii)	$16.89	$16.83	$17.08	$15.86
Average market gold price per ounce (iii)	$1,259	$1,260	$1,248	$1,234
Average market copper price per pound (iii)	$2.57	$2.15	$2.65	$2.14
Average market silver price per ounce (iii)	$17.27	$16.78	$17.55	$15.82

(i)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional line items or subtotals in financial statements are included in Section 13 of this Management's Discussion and Analysis.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(iii)	Source of information: Bloomberg.

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4.2    Operating Statistics

For the three months ended June 30,	2017	2016		2017	2016
Ounces of production	Gold		% change	Silver		% change
Chapada	25,404	17,299	47%	57,022	52,642	8%
El Peñón	43,005	54,123	(21)%	1,180,174	1,522,242	(22)%
Canadian Malartic (i)	82,509	72,503	14%	—	—	—%
Gualcamayo	37,363	40,264	(7)%	—	—	—%
Minera Florida	22,051	24,211	(9)%	86,203	112,760	(24)%
Jacobina	34,275	29,002	18%	—	—	—%
Total production, Yamana mines	244,607	237,402	3%	1,323,399	1,687,644	(22)%
Brio Gold (attributable to the Company) (ii)	30,830	52,737	(42)%	—	—	—%
Total production, attributable to the Company	275,437	290,139	(5)%	1,323,399	1,687,644	(22)%
Brio Gold (attributable to non-controlling interest)	13,393	—	n/a	—	—	n/a
Total production (iv)	288,830	290,139	—%	1,323,399	1,687,644	(22)%
Cost of sales excluding DDA per ounce sold, Yamana mines	$723	$712	2%	$9.73	$8.38	16%
Cost of sales excluding DDA per ounce sold	$747	$714	5%	$9.73	$8.38	16%
DDA per ounce sold, Yamana mines	$372	$348	7%	$4.19	$4.21	—%
DDA per ounce sold	$358	$340	5%	$4.19	$4.21	—%
Total cost of sales per ounce sold (v)
Chapada	$539	$732	(26)%	$4.65	$5.00	(7)%
El Peñón	$980	$1,025	(4)%	$14.20	$12.62	13%
Canadian Malartic (i)	$998	$1,030	(3)%	$—	$—	—%
Gualcamayo	$1,568	$1,145	37%	$—	$—	—%
Minera Florida	$1,242	$1,163	7%	$14.19	$14.31	(1)%
Jacobina	$1,126	$1,143	(1)%	$—	$—	—%
Total cost of sales per ounce sold, Yamana mines (v)	$1,096	$1,060	3%	$13.92	$12.60	10%
Brio Gold (ii)	$1,154	$1,025	13%	$—	$—	—%
Total cost of sales per ounce sold (v)	$1,105	$1,054	5%	$13.92	$12.60	10%
Co-product cash costs per ounce produced (ii)
Chapada	$381	$521	(27)%	$3.75	$3.81	(2)%
El Peñón	$710	$686	3%	$10.39	$8.54	22%
Canadian Malartic (i)	$540	$620	(13)%	$—	$—	—%
Gualcamayo	$1,002	$828	21%	$—	$—	—%
Minera Florida	$786	$785	—%	$11.66	$9.70	20%
Jacobina	$714	$714	—%	$—	$—	—%
Co-product cash costs per ounce produced, Yamana mines (ii)	$671	$692	(3)%	$10.19	$8.47	20%
Brio Gold (ii)	$859	$725	18%	$—	$—	—%
Co-product cash costs per ounce produced, attributable to the Company (ii)	$696	$698	—%	$10.19	$8.47	20%
AISC per ounce produced, Yamana mines (ii)	$869	$969	(10)%	$14.04	$12.18	15%
AISC per ounce produced, attributable to the Company (ii)	$899	$959	(6)%	$14.04	$12.18	15%
Concentrate production				2017	2016
Chapada concentrate production (tonnes)				54,342	43,720	24%
Chapada copper contained in concentrate production (millions of lbs)				29.1	23.2	25%
Cost of sales excluding DDA per copper pound sold				$1.63	$1.71	(5)%
DDA per copper pound sold				$0.28	$0.42	(33)%
Total cost of sales per copper pound sold				$1.91	$2.14	(11)%
Chapada co-product cash costs per pound of copper produced (ii)				$1.61	$1.80	(11)%
Chapada AISC per pound of copper produced (ii)				$1.84	$2.43	(24)%

Sales included in revenue (iii)				2017	2016
Gold (ounces)				278,187	291,152	(4)%
Silver (ounces)				1,299,957	1,684,432	(23)%
Chapada concentrate (tonnes)				52,643	52,735	—%
Chapada payable copper contained in concentrate (millions of lbs)				25.2	26.0	(3)%

| 11

(i)	The Company holds a 50% interest in Canadian Malartic.

(ii)
Pilar, Fazenda Brasileiro, RDM and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance. Gold production for the period: Pilar 20,287 ounces (2016 - 22,806 ounces), Fazenda Brasileiro 14,092 ounces (2016 - 16,873 ounces), RDM 9,844 ounces (2016 - 13,058 ounces). RDM was acquired on April 29, 2016.

(iii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iv)	Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera for the second quarter was 6,160 ounces (2016 - 6,599 ounces).

(v)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

| 12

For the six months ended June 30,	2017	2016		2017	2016
Ounces of production	Gold		% change	Silver		% change
Chapada	44,493	38,338	16%	112,948	112,157	1%
El Peñón	76,642	110,570	(31)%	2,140,994	3,130,479	(32)%
Canadian Malartic (i)	153,891	146,115	5%	—	—	—%
Gualcamayo	75,091	76,867	(2)%	—	—	—%
Minera Florida	43,736	49,923	(12)%	148,565	247,036	(40)%
Jacobina	66,402	58,972	13%	—	—	—%
Total production, Yamana mines	460,255	480,785	(4)%	2,402,507	3,489,672	(31)%
Brio Gold (attributable to the Company) (ii)	72,717	93,109	(22)%	—	—	—%
Total production, attributable to the Company	532,972	573,894	(7)%	2,402,507	3,489,672	(31)%
Brio Gold (attributable to non-controlling interest)	22,046	—	n/a	—	—	n/a
Total production (iv)	555,018	573,894	(3)%	2,402,507	3,489,672	(31)%
Cost of sales excluding DDA per ounce sold, Yamana mines	$697	$667	4%	$10.23	$8.38	22%
Cost of sales excluding DDA per ounce sold	$722	$665	9%	$9.73	$8.38	16%
DDA per ounce sold, Yamana mines	$372	$348	7%	$4.35	$4.33	—%
DDA per ounce sold	$357	$331	8%	$4.19	$4.21	—%
Total cost of sales per ounce sold (v)
Chapada	$498	$690	(28)%	$5.95	$8.21	(28)%
El Peñón	$1,031	$960	7%	$14.65	$12.25	20%
Canadian Malartic (i)	$1,011	$1,002	1%	$—	$—	—%
Gualcamayo	$1,360	$1,097	24%	$—	$—	—%
Minera Florida	$1,292	$1,115	16%	$16.33	$14.55	12%
Jacobina	$1,074	$1,001	7%	$—	$—	—%
Total cost of sales per ounce sold, Yamana mines (v)	$1,071	$1,007	6%	$14.58	$12.44	17%
Brio Gold (ii)	$1,117	$937	19%	$—	$—	—%
Total cost of sales per ounce sold (v)	$1,079	$996	8%	$14.58	$12.44	17%
Co-product cash costs per ounce produced (ii)
Chapada	$438	$453	(3)%	$3.72	$3.29	13%
El Peñón	$733	$635	15%	$10.48	$8.10	29%
Canadian Malartic (i)	$548	$588	(7)%	$—	$—	—%
Gualcamayo	$906	$814	11%	$—	$—	—%
Minera Florida	$855	$758	13%	$12.16	$9.67	26%
Jacobina	$704	$626	12%	$—	$—	—%
Co-product cash costs per ounce produced, Yamana mines (ii)	$678	$647	5%	$10.26	$8.06	27%
Brio Gold (ii)	$850	$667	27%	$—	$—	—%
Co-product cash costs per ounce produced, attributable to the Company (ii)	$704	$650	8%	$10.26	$8.06	27%
AISC per ounce produced, Yamana mines (ii)	$889	$879	1%	$14.12	$11.28	25%
AISC per ounce produced, attributable to the Company (ii)	$917	$874	5%	$14.12	$11.28	25%
Concentrate production				2017	2016
Chapada concentrate production (tonnes)				105,931	91,858	15%
Chapada copper contained in concentrate production (millions of lbs)				55.6	49.0	13%
Cost of sales excluding DDA per copper pound sold				$1.61	$1.61	—%
DDA per copper pound sold				$0.25	$0.39	(36)%
Total cost of sales per copper pound sold				$1.86	$2.00	(7)%
Chapada co-product cash costs per pound of copper produced (ii)				$1.69	$1.66	2%
Chapada AISC per pound of copper produced (ii)				$1.98	$2.12	(7)%

Sales included in revenue (iii)				2017	2016
Gold (ounces)				546,103	567,741	(4)%
Silver (ounces)				2,469,015	3,440,526	(28)%
Chapada concentrate (tonnes)				103,269	101,099	2%
Chapada payable copper contained in concentrate (millions of lbs)				50.4	48.7	3%

| 13

(i)	The Company holds a 50% interest in Canadian Malartic.

(ii)
Pilar, Fazenda Brasileiro, RDM and C1 Santa Luz are held within Brio Gold. Currently, C1 Santa Luz is on care and maintenance. Gold production for the period: Pilar 40,771 ounces (2016 - 44,654 ounces), Fazenda Brasileiro 28,963 ounces (2016 - 35,397 ounces), RDM 25,028 ounces (2016 - 13,058 ounces). RDM was acquired on April 29, 2016.

(iii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iv)	Excludes the Company's 12.5% equity interest in Alumbrera. Gold production at Alumbrera for the first six months was 12,122 ounces (2016 - 15,096 ounces).

(v)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

For the three months ended June 30, 2017

Net loss from continuing operations for the three months ended June 30, 2017 was $36.8 million or $0.04 per share basic and diluted, compared to net earnings from continuing operations of $30.3 million or $0.03 per share basic and diluted for the three months ended June 30, 2016. Earnings for the period were predominantly lower due to income tax, as the expense for the three months ended June 30, 2017 was $20.7 million, compared to an income tax recovery of $38.4 million for the same period in 2016. Income tax expense for the period includes a $25.1 million charge relating to unrealized foreign exchange losses in tax, compared to a $42.2 million recovery relating to unrealized foreign exchange losses in tax for the same period in 2016. Additionally, other operating expenses for the quarter increased from $6.2 million for the three months ended June 30, 2016 to $15.2 million for the three months ended June 30, 2017. The operating expenses in the prior period benefited from an unrealized mark-to-market gain on warrants, offset by changes in certain provisions.

Revenue for the three months ended June 30, 2017 was $428.1 million, compared to $438.0 million in the same period in 2016, as a result of lower sales quantities, partly offset by higher realized prices. Revenue for the second quarter was generated from the sale of 278,187 ounces of gold, 1.3 million ounces of silver and 25.2 million pounds of copper. This compares to sales of 291,152 ounces of gold, 1.7 million ounces of silver and 26.0 million pounds of copper for the three months ended June 30, 2016.

Revenue per ounce of gold was $1,255, per ounce of silver $16.85 and per pound of copper $2.27 for the period, compared to revenue per ounce of gold of $1,256, per ounce of silver of $16.72 and per pound of copper of $1.70 for the same period in 2016. The average realized price was $1,268 per ounce of gold, $16.89 per ounce of silver and $2.52 per pound of copper for the three months ended June 30, 2017, compared to $1,267 per ounce of gold, $16.83 per ounce of silver and $2.12 per pound of copper for the same period in 2016.

Revenue for the quarter was comprised of the following:

For the three months ended June 30,	2017				2016
	Quantity Sold		Revenue per ounce/pound	Revenue (in millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	278,187	oz	$1,255	$349.1	$365.7
Silver	1,299,957	oz	$16.85	21.9	28.2
Copper (i)	25,179,994	lbs	$2.27	57.1	44.1
Revenue				428.1	438.0

| 14

For the three months ended June 30,	2017				2016
	Quantity Sold		Average Realized Price	Revenue (in millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	278,187	oz	$1,268	$352.7	$368.8

Silver	1,255,538	oz	$17.02	21.4	27.6
Silver subject to metal sales agreement (ii)	44,419	oz	$13.34	0.6	0.7
	1,299,957	oz	$16.89

Copper (i)	23,210,256	lbs	$2.57	59.5	54.0
Copper subject to metal sales agreement (ii)	1,969,738	lbs	$1.98	3.9	1.1
	25,179,994	lbs	$2.52
Gross revenue				$438.1	$452.2
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(8.0)	(7.9)
- Sales taxes				(3.9)	(4.0)
- Metal price adjustments related to concentrate revenue				1.4	(2.3)
- Other adjustments				0.4	—
Revenue				$428.1	$438.0

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. and Altius Minerals Corp. in respect of the period including deferred revenue amortized of $2.7 million.

Cost of sales excluding DDA for the three months ended June 30, 2017 was $261.0 million, compared to $266.6 million for the same period in 2016. Cost of sales excluding DDA for the quarter was lower than that of the same period in 2016 as a result of lower sales quantities, partially offset by a stronger Brazilian Real and Chilean Peso. For the three months ended June 30, 2017, a total of $7.2 million was recorded to adjust inventory to net realizable value, compared to a charge of $2.9 million in the prior period. The one-time adjustment in the quarter was taken at Gualcamayo, and was partially attributable to a localized pit-wall failure. Although the event was small, access to ore was restricted in this part of the pit. Remediation efforts began in the second quarter and will be finalized during the third quarter. As such, ore processed was drawn from a higher cost stockpile, and the volume of waste removed increased relative to the volume of ore mined, resulting in a temporary higher cost per tonne of ore mined and processed. As the remediation efforts conclude and planned feed grades increase in the second half of the year, which will allow Gualcamayo to meet its production targets for 2017, inventory costs are expected to normalize and return to regular levels. Despite the second quarter adjustment, Gualcamayo continues be a positive contributor to the cash flow generation of the Company.

| 15

The following table provides a reconciliation of the cost of sales per ounce of gold/ silver, pound of copper sold to the total cost of sales for the quarter:

For the three months ended June 30,	2017				2016
	Commercial Gold/Silver ounces, pounds of Copper sold		Cost of Sales per Gold/Silver ounce, pound of Copper sold	Total (in millions of US Dollars)	Total (in millions of US Dollars)
Chapada — Gold	19,317	oz	$539	$10.4	$13.8
Chapada — Silver	45,748	oz	$4.65	0.2	0.3
Chapada — Copper	25,179,995	lbs	$1.90	47.8	54.1
El Peñón — Gold	41,709	oz	$980	40.9	53.0
El Peñón — Silver	1,121,840	oz	$14.20	15.9	19.8
Gualcamayo — Gold	38,235	oz	$1,568	60.0	46.8
Canadian Malartic — Gold (50% interest)	81,726	oz	$998	81.6	78.6
Minera Florida — Gold	21,463	oz	$1,242	26.7	26.9
Minera Florida — Silver	87,950	oz	$14.19	1.2	1.5
Jacobina — Gold	33,600	oz	$1,126	37.8	33.3
Brio Gold - Gold	42,137	oz	$1,154	48.6	53.5
Corporate office & other				1.8	2.1
Total cost of sales (ii)				$372.9	$383.7
Cost of sales excluding depletion, depreciation and amortization (ii)				$261.0	$266.6
Depletion, depreciation and amortization (ii)				111.9	117.1
Total cost of sales (ii)				$372.9	$383.7

The following table provides a reconciliation of the co-product cash cost (a non-GAAP financial measure, see Section 13) to the total cost of sales excluding DDA for the quarter:

For the three months ended June 30,	2017				2016
	Gold/Silver ounces or Copper pounds produced		Co-Product Cash Costs per unit produced	Total (in millions of US Dollars)	Total (in millions of US Dollars)
Chapada — Gold	25,404	oz	$381	$9.7	$10.0
Chapada — Silver	57,022	oz	$3.75	$0.2	$0.2
Chapada — Copper	29,096,220	lbs	$1.61	$46.8	$44.5
El Peñón — Gold	43,005	oz	$710	$30.5	$35.3
El Peñón — Silver	1,180,174	oz	$10.39	$12.3	$12.9
Gualcamayo — Gold	37,363	oz	$1,002	$37.4	$36.5
Canadian Malartic — Gold (50% interest)	82,509	oz	$540	$44.6	$46.8
Minera Florida — Gold	22,051	oz	$786	$17.3	$18.5
Minera Florida — Silver	86,203	oz	$11.66	$1.0	$1.1
Jacobina — Gold	34,275	oz	$714	$24.5	$23.2
Brio Gold - Gold	44,223	oz	$859	38.0	37.8
Co-product cash cost of metal produced (i)				$262.3	$266.8
Add (deduct):
- Inventory movements and adjustments				3.6	4.7
- Treatment and refining charges of gold and copper concentrate				(8.0)	(7.9)
- Commercial and other costs				0.2	1.2
- Overseas freight for Chapada concentrate				2.9	1.8
Cost of sales excluding depletion, depreciation and amortization				$261.0	$266.6
Depreciation, depletion and amortization				$111.9	$117.1
Total cost of sales (ii)				$372.9	$383.7

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis.

| 16

(ii)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

Gross margin excluding depletion, depreciation and amortization for the three months ended June 30, 2017 was $167.1 million, compared to $171.4 million in the same period of 2016, which resulted from a decrease in revenue of $9.9 million and a decrease in cost of sales excluding DDA of $5.6 million, for the aforementioned reasons.

DDA expense for the three months ended June 30, 2017 was $111.9 million, compared to $117.1 million for the same period of 2016. DDA expense was lower than the comparative period due to lower sales volume and lower DDA at El Peñón from a lower asset book value following the impairment taken as at December 31, 2016.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $71.3 million for the three months ended June 30, 2017, compared to $62.4 million for the same period in 2016:

•
General and administrative expenses were $25.9 million, compared to $23.6 million for the same period in 2016. Excluding Brio Gold and stock based expenses, general and administrative expenses were $18.5 million, compared to $16.0 million for the same period in 2016. The Company is on track to meet guidance for the year.

•	Exploration and evaluation expenses were $5.3 million, unchanged from $5.3 million for the same period in 2016.

•	Other expenses were $15.2 million, compared to $6.2 million for the same period of 2016. The increase in other expenses for the quarter, compared to the prior period, were predominantly driven by:

◦	a decrease in recovery of $14.7 million resulting from unrealized mark-to-market gains on warrants of $0.1 million in the current period, compared to a recovery of $14.8 million in the prior period,

◦	partially offset by a lower change in provisions for the period, a recovery of $0.9 million compared to an expense of $6.0 million for the three months ended June 30, 2017.

•	Net finance expense was $24.9 million, compared to $27.3 million for the same period in 2016. Lower net finance expense is mainly due to:

◦
a decrease of $6.1 million in non-cash unrealized foreign exchange loss in the period. The non-cash unrealized foreign exchange loss for the three months ended June 30, 2017 was $2.4 million, compared to $8.5 million for the comparative period in 2016,

◦	partially offset by lower unrealized gains on derivatives of $5.3 million compared to $8.3 million in the comparative period.

Income tax expense for the three months ended June 30, 2017 was $20.7 million, compared to an income tax recovery of $38.4 million for the same period in 2016. Income tax expense for the period includes a $25.1 million charge relating to unrealized foreign exchange losses in tax, compared to a $42.2 million recovery relating to unrealized foreign exchange losses in tax for the same period in 2016.

For the six months ended June 30, 2017

Net loss from continuing operations for the six months ended June 30, 2017 was $42.8 million or $0.05 per share basic and diluted, compared to net earnings from continuing operations of $66.5 million or $0.07 per share basic and diluted for the six months ended June 30, 2016. Earnings for the period were predominantly lower due to an increase in income tax expense. Income tax expense for the six months ended June 30, 2017 was $1.5 million, compared to an income tax recovery of $66.7 million for the same period in 2016. Income tax expense for the period includes a $2.2 million recovery relating to unrealized foreign exchange losses in tax, compared to a $72.8 million recovery relating to unrealized foreign exchange losses in tax for the same period in 2016. Additionally, other operating expenses increased from $6.9 million for the six months ended June 30, 2016 to $33.8 million for the six months ended June 30, 2017. The operating expenses in the prior period benefited from an unrealized mark-to-market gain on warrants, offset by expenses incurred in the first quarter of 2017 related to El Peñón's suspension of operations associated with the collective bargaining negotiations.

Revenue for the six months ended June 30, 2017 was $831.6 million, compared to $838.9 million in the same period in 2016 as result of lower sales quantities, offset by higher metal prices. Revenue for the period was generated from the sale of 546,103 ounces of gold, 2.5 million ounces of silver and 50.4 million pounds of copper. This compares to sales of 567,741 ounces of gold, 3.4 million ounces of silver and 48.7 million pounds of copper for the same period in 2016.

Revenue per ounce of gold was $1,232, per ounce of silver $17.05 and per pound of copper $2.32, compared to revenue per ounce of gold of $1,219, per ounce of silver of $15.80 and per pound of copper of $1.90 for the same period in 2016. The average realized price was $1,244

| 17

per ounce of gold, $17.08 per ounce of silver and $2.54 per pound of copper, compared to $1,229 per ounce of gold, $15.86 per ounce of silver and $2.12 per pound of copper for the same period in 2016.

Revenue for the period was comprised of the following:

For the six months ended June 30,	2017				2016
	Quantity Sold		Revenue per ounce/pound	Revenue (in millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	546,103	oz	$1,232	$672.7	$691.8
Silver	2,469,015	oz	$17.05	42.1	54.4
Copper (i)	50,383,602	lbs	$2.32	116.8	92.7
Revenue				831.6	838.9

For the six months ended June 30,	2017				2016
	Quantity Sold		Average Realized Price	Revenue (in millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	546,103	oz	$1,244	$679.5	$697.6

Silver	2,349,435	oz	$17.29	40.6	53.6
Silver subject to metal sales agreement (ii)	119,580	oz	$13.07	1.6	1.0
	2,469,015	oz	$17.08

Copper (i)	45,999,698	lbs	$2.60	119.6	101.0
Copper subject to metal sales agreement (ii)	4,383,904	lbs	$1.95	8.6	2.2
	50,383,602	lbs	$2.54
Gross revenue				$849.9	$855.4
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(15.8)	(15.0)
- Sales taxes				(8.0)	(7.4)
- Metal price adjustments related to concentrate revenue				5.2	5.8
- Other adjustments				0.3	0.1
Revenue				$831.6	$838.9

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Balances represent the metals sold under the metal sales agreement with Sandstorm Gold Inc. and Altius Minerals Corp. in respect of the period including deferred revenue amortized of $6 million.

Cost of sales excluding DDA for the six months ended June 30, 2017 was $499.0 million, compared to $483.7 million for the same period in 2016. Cost of sales excluding DDA for the period was higher than that of the same period in 2016 as a result of a stronger Brazilian Real and Chilean Peso, offset by lower gold and silver ounces.

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The following table provides a reconciliation of the cost of sales per ounce of gold/ silver, pound of copper sold to the total cost of sales for the quarter:

For the six months ended June 30,	2017				2016
	Commercial Gold/Silver ounces, pounds of Copper sold		Cost of Sales per Gold/Silver ounce, pound of Copper sold	Total (in millions of US Dollars)	Total (in millions of US Dollars)
Chapada — Gold	40,723	oz	$498	$20.3	$24.0
Chapada — Silver	69,607	oz	$5.95	0.4	0.4
Chapada — Copper	50,383,602	lbs	$1.85	93.2	94.9
El Peñón — Gold	76,273	oz	$1,031	78.6	106.0
El Peñón — Silver	2,120,300	oz	$14.65	31.1	39.0
Gualcamayo — Gold	76,431	oz	$1,360	103.9	86.8
Canadian Malartic — Gold (50% interest)	148,269	oz	$1,011	149.9	144.6
Minera Florida — Gold	45,179	oz	$1,292	58.4	54.4
Minera Florida — Silver	159,528	oz	$16.33	2.6	3.2
Jacobina — Gold	66,856	oz	$1,074	71.8	59.7
Brio Gold - Gold	92,372	oz	$1,117	103.2	87.5
Corporate office & other				3.5	5.1
Total cost of sales (ii)				$716.9	$705.6
Cost of sales excluding depletion, depreciation and amortization (ii)				$499.0	$483.7
Depletion, depreciation and amortization (ii)				217.8	221.9
Total cost of sales (ii)				$716.8	$705.6

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The following table provides a reconciliation of the co-product cash cost (a non-GAAP financial measure, see Section 13) to the total cost of sales excluding DDA for the quarter:

For the six months ended June 30,	2017				2016
	Gold/Silver ounces or Copper pounds produced		Co-Product Cash Costs per unit produced	Total (in millions of US Dollars)	Total (in millions of US Dollars)
Chapada — Gold	44,493	oz	$438	$19.5	$17.6
Chapada — Silver	112,948	oz	$3.72	$0.4	$0.3
Chapada — Copper	55,616,085	lbs	$1.69	$93.9	$78.5
El Peñón — Gold	76,642	oz	$733	$56.2	$69.6
El Peñón — Silver	2,140,994	oz	$10.48	$22.3	$25.5
Gualcamayo — Gold	75,091	oz	$906	$68.0	$67.4
Canadian Malartic — Gold (50% interest)	153,891	oz	$548	$84.3	$85.5
Minera Florida — Gold	43,736	oz	$855	$37.3	$36.2
Minera Florida — Silver	148,565	oz	$12.16	$1.8	$2.1
Jacobina — Gold	66,402	oz	$704	$46.6	$40.3
Brio Gold - Gold	94,762	oz	$851	80.6	60.8
Co-product cash cost of metal produced(i)				$510.9	$483.8
Add (deduct):
- Inventory movements and adjustments				(2.0)	8.3
- Treatment and refining charges of gold and copper concentrate				(15.8)	(15.0)
- Commercial and other costs				0.8	2.0
- Overseas freight for Chapada concentrate				5.1	4.6
Cost of sales excluding depletion, depreciation and amortization				$499.0	$483.7
Depreciation, depletion and amortization				$217.8	$221.9
Total cost of sales (ii)				$716.8	$705.6

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis.

(ii)	Total cost of sales consists of cost of sales excluding DDA plus DDA.

Gross margin excluding depletion, depreciation and amortization for the period was $332.6 million, compared to $355.2 million in the same period of 2016, which resulted from a decrease in revenue by $7.3 million and cost of sales excluding DDA increase of $15.3 million, for the aforementioned reasons.

DDA expense for the six months ended June 30, 2017 was $217.8 million, compared to $221.9 million for the same period of 2016. DDA expense was lower than the comparative period due to lower gold and silver sales volume and lower DDA at El Peñón from a lower asset book value related to the impairment taken as at December 31, 2016.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $156.0 million for the six months ended June 30, 2017, compared to $133.5 million for the same period in 2016:

•
General and administrative expenses were $51.2 million, compared to $45.5 million for the same period in 2016. Excluding Brio Gold and stock based expenses, general and administrative expenses were $36.9 million, compared to $31.9 million for the same period in 2016. The Company is on track to meet guidance for the year.

•
Exploration and evaluation expenses were $9.4 million, compared to $8.2 million for the same period in 2016. Higher exploration expense for the period was due to a slight increase in greenfield exploration for certain Canadian exploration projects in the first quarter as well as additional generative exploration. The drill program was new in 2017, with no comparatives in the prior period.

•	Other expenses were $33.8 million, compared to $6.9 million for the same period of 2016. The increase in other expenses, compared to the prior period, were predominantly driven by:

◦	a $9.3 million expense related to standby costs incurred during El Peñón's suspension of operations associated with the collective bargaining negotiations with no prior period comparative;

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◦
a decrease in recovery of $23 million resulting from unrealized mark-to-market losses of $0.8 million in the current period, compared to a gain of $22.2 million in the prior period from Sandstorm warrants,

◦	a decrease in business transaction costs related to Brio Gold of $5.5 million in prior period other expenses, with no current period comparative balance.

•
Net finance expense was $61.7 million, compared to $72.9 million for the same period in 2016. Lower net finance expense is predominately due to lower non-cash unrealized foreign exchange loss in the period. Non-cash unrealized foreign exchange loss in the period was $4.6 million, compared to $19.6 million for the comparative period in 2016, partially offset by higher accretion expense in the current period.

Income tax expense for the six months ended June 30, 2017 was $1.5 million, compared to an income tax recovery of $66.7 million for the same period in 2016. Income tax expense for the period includes a $2.2 million recovery relating to unrealized foreign exchange losses in tax, compared to a $72.8 million recovery relating to unrealized foreign exchange losses in tax for the same period in 2016.

5.2    Overview of Operating Results

For the three months ended June 30, 2017

Second quarter production of gold and copper from the Company's six producing mines ("Yamana mines") were higher than the comparative quarter of 2016, increased from the first quarter of 2017 and exceeded plan whereas production of gold attributable to the Company decreased over the second quarter of 2016. Silver production was lower than the second quarter of 2016, however, it increased significantly by 23% from the first quarter of 2017 and was better than plan.

Attributable production includes production commensurate to the Company's interest in Brio Gold, which for the second quarter of 2017 was a weighted average of 69.7% (2016 - 100%).

Gold

Gold production from Yamana's mines was 244,607 ounces of gold, compared to 237,402 ounces for the same period of 2016 and compared to 215,646 ounces from the first quarter of 2017. Gold production attributable to the Company was 275,437 ounces of gold, compared to 290,139 ounces of gold produced in the second quarter of 2016, mainly due to reduced attributable production from Brio Gold. Individual mine quarterly results over the second quarter of 2016 included increases of 47% at Chapada, 14% at Canadian Malartic and 18% at Jacobina, partly offset by decreases of 21% at El Peñón, 7% at Gualcamayo, 9% at Minera Florida.

Higher gold production at Chapada was mainly attributable to higher tonnage of ore processed as the result of SAG mill capacity improvement and higher mechanical availability with the in-pit gyratory crusher operating according to plan. Increased throughput and higher feed grades also contributed to the production increase at Chapada, Canadian Malartic and Jacobina. Gold production at El Peñón was consistent with its new plan as the result of the right-sizing and optimization effort, amid improvements in feed grades and recovery rates. Production at Gualcamayo was negatively impacted by a minor pit-wall failure that occurred during the second quarter, which is currently being remediated with work expected to be completed in the third quarter. The change in production at Minera Florida was anticipated, as geotechnical work to improve grade performed during the quarter caused the deferral of some mine sequencing and production to the second half of the year.

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The following summarizes the total ounces of gold production by mine for the second quarter of 2017, relative to the comparative quarter in 2016:

-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
Chapada
El Peñón
Canadian Malartic
Gualca-mayo
Minera Florida
Jacobina
Brio Gold (i)
Q2 2017
Q2 2016

Total cost of sales per ounce of gold in the second quarter of 2017, from Yamana's mines, was $1,096 per ounce sold, relatively unchanged from the same quarter of 2016. For attributable production, total cost of sales for gold in the second quarter of 2017 was $1,105 per ounce sold or 5% higher than the same period of 2016.

Co-product cash costs (a non-GAAP financial measure, see Section 13) for Yamana's mines, were $671 per ounce of gold produced, relatively unchanged from the same quarter in 2016, and decreased from the first quarter co-product cash costs of $687 per ounce of gold produced, and better than plan. Co-product cash costs attributable to the Company for the second quarter of 2017 were $696 per ounce of gold produced, approximately the same as last year.

On a co-product basis, AISC (a non-GAAP financial measure, see Section 13) from continuing operations for Yamana mines was $869 per ounce of gold produced in the second quarter, representing a decrease of 10% from the second quarter of 2016 and a decrease of 5% from the first quarter of 2017. AISC for gold was also lower than plan. For ounces attributable to the Company, co-product AISC (a non-GAAP financial measure, see Section 13) from continuing operations was $899 per ounce of gold produced for the second quarter or lower by 6% compared to the second quarter of 2016.

Co-product cash costs (a non-GAAP financial measure, see Section 13), were generally in line with the comparative period, despite the foreign exchange effect of the appreciation of the Brazilian Real and Chilean Peso and lower ounces produced. The decrease over the first quarter is the result of higher production and due to an improvement over plan.

Additionally, co-product AISC (a non-GAAP financial measure, see Section 13) decreased, in part due to lower sustaining capital expenditures and mine development during the quarter.

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The following charts summarize total cost of sales per ounce of gold sold by mine from continuing operations, and co-product AISC and the respective cash costs per ounce of gold produced components by mine for the second quarter of 2017, relative to the comparative quarter in 2016:

Total Cost of Sales                AISC and Cash Costs

$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Brio
2017 Q2
2016 Q2

Silver

Second quarter silver production from continuing operations was 1,323,399 ounces, compared to the 1,687,644 ounces in the same quarter of 2016, however represented an increase of 23% from the first quarter of 2017, and exceeded expectations. Mine sequencing at certain locations continues to extract ore from areas with lower silver grades. Production was in line with plan for silver.

Total cost of sales for silver in the second quarter of 2017 was $13.92 per ounce sold, compared to $12.60 per ounce sold in the same period of 2016. However, as anticipated, costs for silver were lower than the first quarter of 2017 and were lower than plan. Co-product cash costs (a non-GAAP financial measure, see Section 13) for the second quarter were $10.19 per ounce of silver produced, compared to $8.47 per ounce of silver produced in the second quarter of 2016. Co-product AISC (a non-GAAP financial measure, see Section 13) was $14.04 per ounce of silver produced for the second quarter, compared to $12.18 per ounce of silver produced for the second quarter of 2016.

The cost increases from the comparative period were predominantly due to the appreciation of the Chilean Peso and lower production, which increased the allocation of the fixed component of costs among a lower number of ounces.

Copper

Total copper production from Chapada for the second quarter of 2017 was 29.1 million pounds, compared to 23.2 million pounds for the same period of 2016, representing an increase of 25%, and 10% higher than the first quarter of 2017 and exceeded plan.

Chapada's total cost of sales for copper in the second quarter of 2016 was $1.91 per pound sold or 11% lower than the same period of 2016. Co-product cash costs per pound of copper (a non-GAAP financial measure, see Section 13) were $1.61 per pound produced from the Chapada mine or 11% lower than the second quarter of 2016 and 10% lower than the first quarter of 2017, in line with expectations. Co-product AISC per pound of copper produced (a non-GAAP financial measure, see Section 13) were $1.98, lower by 24% when compared to the second quarter of 2016 and 13% lower when compared to the first quarter of 2017.

Cost decreases per pound of copper are due to higher metal production, higher grades and recovery rates in addition to the effects of cost control initiatives and stockpiling, partly offset by the result of appreciation of the Brazilian Real against the US dollar.

Additionally, co-product AISC (a non-GAAP financial measure, see Section 13) decreased, in part due to lower sustaining capital expenditures and mine development during the quarter.

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For the six months ended June 30, 2017

The six-month production of gold and copper in 2017 exceeded plan, while silver production was in line with plan. Production of gold and silver was lower than the first six months of 2016, while copper production was higher.

Gold

Gold production for Yamana mines was 532,972 ounces of gold, compared to 573,894 ounces for the same period of 2016. Gold production attributable to the Company was 555,018 ounces of gold, compared to 573,894 ounces of gold produced in the first half of 2016. Individual mine quarterly results over the first six months of 2016 included decreases of 31% at El Peñón, 12% at Minera Florida, 2% at Gualcamayo and 22% of Brio Gold. These decreases were partly offset by increases of 16% at Chapada, 13% at Jacobina and 5% at Canadian Malartic.

The following summarizes the total ounces of gold production by mine for the first six months of 2017, relative to the comparative quarter in 2016:

-
20,000
40,000
60,000
80,000
100,000
120,000
140,000
160,000
Chapada
El Peñón
Canadian Malartic
Gualca-mayo
Minera Florida
Jacobina
Brio Gold (i)
2017
2016
Q1
Q2

Total cost of sales per ounce of gold in the first six months of 2017, for Yamana mines was $1,071 per ounce sold or 6% higher than the comparative period of 2016. Including attributable ounces, total cost of sales for gold in the first six months of 2017 was $1,079 per ounce sold or 8% higher than the same period of 2016.

Co-product cash costs (a non-GAAP financial measure, see Section 13) for Yamana mines, were $678 per ounce of gold produced or 5% higher than the first six months of 2016. Co-product cash costs (a non-GAAP financial measure, see Section 13) for ounces attributable to the Company for the first six months of 2017 were $704 per ounce of gold produced, representing an increase of 8% compared to the same period of 2016.

On a co-product basis, AISC (a non-GAAP financial measure, see Section 13) from continuing operations of Yamana mines, was $889 per ounce of gold produced for the first six months of 2017, increased marginally from $879 per ounce of gold produced for same quarter of 2016. For production attributable to the Company, co-product AISC (a non-GAAP financial measure, see Section 13) from continuing operations was $917 per ounce of gold produced for the first six months, compared to $874 per ounce of gold produced for the first six months of 2016, representing a 5% increase.

| 24

The following charts summarize total cost of sales per ounce of gold sold by mine from continuing operations, and co-product AISC and the respective cash costs per ounce of gold produced components by mine for the first six months of 2017, relative to the comparative period in 2016:

Total Cost of Sales                AISC and Cash Costs

$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Chapada
El Peñón
Canadian Malartic
Gualcamayo
Minera Florida
Jacobina
Brio
2017
2016

Silver

First six-month silver production from continuing operations was 2,402,507 ounces, compared to 3,489,672 ounces in the first half of 2016. Mine sequencing at certain locations continues to extract ore from areas with lower silver grades. Production exceeded plan for silver.

Total cost of sales for silver in the first six-month period of 2017 was $14.58 per ounce sold, compared to $12.44 per ounce sold in the same period of 2016. Co-product cash costs (a non-GAAP financial measure, see Section 13) for the first six-month period were $10.26 per ounce of silver produced, compared to $8.06 per ounce of silver produced in the first six-month period of 2016. Co-product AISC (a non-GAAP financial measure, see Section 13) was $14.12 per ounce of silver produced for the first six months, compared to $11.28 per ounce of silver produced for the first six months of 2016.

Copper

Total copper production from Chapada for the first six months of 2017 was 55.6 million pounds, compared to 49.0 million pounds for the same period of 2016, representing an increase of 13%.

Chapada's total cost of sales for copper in the first six-month period of 2016 was $1.86 per pound sold, representing a 7% decrease from last year. Co-product cash costs per pound of copper (a non-GAAP financial measure, see Section 13) were $1.69 per pound produced from the Chapada mine, compared to $1.66 per pound of copper produced in the first six-month period of 2016. Co-product AISC per pound of copper produced (a non-GAAP financial measure, see Section 13) were $1.98, compared to $2.12 per pound of copper produced in the first six months of 2016.

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6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Concentrate (tonnes)	54,342	43,720	24%	105,931	91,858	15%
Gold contained in concentrate (ounces)	25,404	17,299	47%	44,493	38,338	16%
Silver contained in concentrate (ounces)	57,022	52,642	8%	112,948	112,157	1%
Copper contained in concentrate (millions of pounds)	29.1	23.2	25%	55.6	49.0	13%
Total cost of sales per gold ounce sold	$539	$732	(26)%	$498	$690	(28)%
Total cost of sales per silver ounce sold	$4.65	$5.00	(7)%	$5.95	$8.21	(28)%
Total cost of sales per pound of copper sold at Chapada	$1.90	$2.13	(11)%	$1.85	$1.99	(7)%
Co-product cash costs per gold ounce produced (i)	$381	$521	(27)%	$438	$453	(3)%
Co-product cash costs per silver ounce produced (i)	$3.75	$3.81	(2)%	$3.72	$3.29	13%
Co-product cash costs per pound of copper produced (i)	$1.61	$1.80	(11)%	$1.69	$1.66	2%
All-in sustaining co-product costs per gold ounce produced (i)	$448	$727	(38)%	$528	$597	(12)%
All-in sustaining co-product costs per silver ounce produced (i)	$4.36	$5.19	(16)%	$4.44	$4.30	3%
All-in sustaining co-product costs per pound of copper produced (i)	$1.84	$2.43	(24)%	$1.98	$2.12	(7)%
Ore mined (tonnes)	8,847,584	3,312,990	167%	14,023,101	5,828,417	141%
Waste mined (tonnes)	8,810,246	4,200,891	110%	15,943,238	8,016,616	99%
Ore processed (tonnes)	5,376,281	4,254,664	26%	10,991,034	8,842,917	24%
Gold feed grade (g/t)	0.27	0.24	13%	0.24	0.26	(8)%
Copper feed grade (%)	0.31	0.33	(6)%	0.30	0.34	(12)%
Concentrate grade - gold (g/t)	14.54	12.31	18%	13.06	12.98	1%
Concentrate grade - copper (%)	24.29	24.03	1%	23.81	24.23	(2)%
Gold recovery rate (%)	54.5	51.3	6%	52.1	51.8	1%
Copper recovery rate (%)	79.3	73.6	8%	76.2	74.2	3%

Sales (ii)
Concentrate (tonnes)	52,643	52,735	—%	103,269	101,099	2%
Payable ounces contained in concentrate
Payable gold contained in concentrate (ounces)	19,317	17,238	12%	40,723	31,987	27%
Payable silver contained in concentrate (ounces)	45,748	45,214	1%	69,607	46,576	49%
Payable copper contained in concentrate (millions of pounds)	25.2	26.0	(3)%	50.4	48.7	3%
Treatment and refining charges of gold and copper concentrate (millions of $)	$(8.0)	$(7.9)	1%	$(15.8)	$(15.0)	5%
Metal price adjustments related to concentrate revenue (millions of $)	$1.4	$(2.3)	(161)%	$5.2	$5.8	(10)%

Depletion, depreciation and amortization
Per gold ounces sold	$87	$154	(44)%	$74	$140	(47)%
Per silver ounces sold	$0.75	$1.20	(38)%	$0.88	$1.96	(55)%
Per copper pound sold at Chapada	$0.27	$0.42	(36)%	$0.24	$0.38	(37)%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada had a strong second quarter and is well positioned to meet its production targets in 2017.

At Chapada, gold sales and production for the second quarter were higher than the comparative period of 2016, with gold production being 47% higher. Copper sales for the quarter remained relatively unchanged from the comparative period of 2016, while production was 25% higher. Production for the second quarter for both gold and copper was higher than the first quarter of 2017 and in relation to plan. Higher gold and

| 26

copper production was attributable to higher tonnage of ore processed as a result of the SAG mill capacity improvement and higher mechanical availability with the in-pit gyratory crusher operating according to plan. In addition, higher gold and copper recovery rates are the result of processing stability and ongoing metallurgical improvements. Higher gold grade during the second quarter compared to the same quarter last year was attributable to higher quantity of ore mined and processed from the south pit, which also benefited the second quarter production in relation to the first quarter of 2017. Ore mined exceeded ore processed, as the mine has begun building its stockpile in preparation for the next rainy season. For the six-month period, higher sales and production of gold and copper was attributable to the 24% increase of mill throughput to compensate for the lower gold and copper feed grade ore processed.

All unit costs for gold ounces and copper pounds were lower than the comparative period. Co-product cash costs and AISC per ounce of gold and pound copper produced in the second quarter were lower than the first quarter of 2017, despite a small increase in total cost of sales per ounce and pound sold. Co-product cash costs per ounce of gold produced and per pound of copper produced decreased by 26% and 10% respectively from the first quarter. All unit production cost metrics for gold and copper were also lower than plan. Lower costs were mainly the result of higher metal production, higher grades and recovery rates in addition to the effects of cost control initiatives, partly offset by the impact from the appreciation of the Brazilian Real against the US dollar. DDA per ounce and pound decreased substantially from the comparative period due to the fixed depreciation components being amortized over a larger number of ounces and pounds. Co-product AISC decreased, in part due to lower sustaining capital expenditures and mine development during the quarter. The cleaner circuit expansion project is advancing as scheduled which benefits are anticipated during the fourth quarter. For the first half of the year, total cost of sales per ounce of gold sold and pound of copper sold and AISC per ounce of gold produced and pound of copper produced also decreased from the comparative period, while co-product cash costs for both metal produced remained relatively unchanged.

The optimization plans at Chapada continued. The advance control system which was commissioned in the first quarter following the retrofits to the flotation circuit performed in 2016, provided stability to the processing plant, an increase to recovery and contributed to a decrease in power consumption on a per tonne basis. Commissioning of the cleaning circuit expansion project advanced according to schedule with completion still planned for the fourth quarter of 2017. The primary objective is to increase solution residence time that will impact positively on copper and gold recovery.

The second quarter drill programs at Chapada continued to focus on near-mine targets and new drill programs have been initiated to test a new area of mineralization, Suruca Southwest, which contains copper gold anomalies, as well as copper gold soil anomalies surrounded by Hidrothermalito, immediately southeast of the main Chapada pit. The district exploration program continued to focus on defining the Formiga copper gold mineral deposit and other targets. Regional mapping along with soil sampling and collecting limited rock chip samples is an on-going program and continues to generate targets for future consideration.

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EL PEÑÓN, CHILE

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Gold production (ounces)	43,005	54,123	(21)%	76,642	110,570	(31)%
Silver production (ounces)	1,180,174	1,522,242	(22)%	2,140,994	3,130,479	(32)%
Total cost of sales per gold ounce sold	$980	$1,025	(4)%	$1,031	$960	7%
Total cost of sales per silver ounce sold	$14.20	$12.62	13%	$14.65	$12.25	20%
Co-product cash costs per gold ounce produced (i)	$710	$686	3%	$733	$635	15%
Co-product cash costs per silver ounce produced (i)	$10.39	$8.54	22%	$10.48	$8.10	29%
All-in sustaining co-product costs per gold ounce produced (i)	$903	$923	(2)%	$935	$832	12%
All-in sustaining co-product costs per silver ounce produced (i)	$13.24	$11.53	15%	$13.38	$10.62	26%
Ore mined (tonnes)	251,879	320,219	(21)%	475,083	628,898	(24)%
Ore processed (tonnes)	268,938	355,359	(24)%	497,861	684,241	(27)%
Gold feed grade (g/t)	5.21	5.05	3%	5.03	5.34	(6)%
Silver feed grade (g/t)	156.11	153.43	2%	154.50	164.67	(6)%
Gold recovery rate (%)	95.7	94.0	2%	95.4	94.3	1%
Silver recovery rate (%)	87.6	86.5	1%	86.4	86.4	—%

Sales
Gold Sales (ounces)	41,709	52,252	(20)%	76,273	110,706	(31)%
Silver Sales (ounces)	1,121,840	1,529,780	(27)%	2,120,300	3,167,830	(33)%

Depletion, depreciation and amortization
Per gold ounce sold	$295	$349	(15)%	$311	$331	(6)%
Per silver ounce sold	$4.21	$4.20	—%	$4.29	$4.20	2%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

El Peñón is well positioned to meet its production targets in 2017. The strategy to create a more sustainable production platform continued to be demonstrated during the second quarter. Mine management has successfully focused on mining method optimizations, controlling costs, and increasing competency in efficiently mining narrower veins.

Sales and production for both metals for the second quarter of 2017 in relation to the comparative period are the result of the right-sizing and optimization efforts, partially offset by improvements in feed grades and recovery rates. Sales and production for both metals increased in the second quarter, compared to the first quarter of 2017, with gold production increasing by 28%. Similarly, sales and production for gold and silver exceeded plan. During the quarter, El Peñón experienced an increase in feed grade in relation to plan, resulting in improved gold and silver production in comparison to the first quarter of 2017 and in comparison with plan. A stockpile has been built up in the quarter to provide process flexibility for future quarters. The right-sizing and optimization efforts were also the drivers for the change in sales and production for the first half of 2017 in relation to the first half of 2016.

Total cost of sales per gold ounce sold, co-product cash costs per gold ounce produced and AISC per gold ounce produced all remained relatively unchanged in the quarter in relation to the comparative period. Total cost of sales per silver ounce sold, co-product cash costs per silver ounce produced and AISC per silver ounce produced for the quarter increased in relation to the comparative period. However, all cost metrics for both metals have improved in relation to the first quarter of 2017 and were lower in relation to plan, demonstrating the improvements and the steps taken by management to ensure a positive cost trend, and the progression with right sizing the operation. Lower planned production increased costs per ounce as the fixed component of production costs was allocated over fewer ounces, and silver obtained a slightly larger allocation of the costs in relation to the allocation methodology of costs that considers quantities and prevalent market prices. The increase in cost of sales per gold ounce sold was partially offset by lower DDA related to the impairment taken on December 31, 2016. The appreciation of the Chilean Peso against the US Dollar also negatively affected cost performance. All unit costs per ounce were higher than the comparative period for the six-month period.

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The Company continued with discovery and infill drilling of secondary structures, and exploration efforts for both primary and secondary structures. The Company has successfully defined new braided vein structures, including at Dorada FW and is currently evaluating the Martillo Flats area for similar targets. Both the extension and braided vein structure programs have generated numerous positive results that are expected to be converted to indicated mineral resource status during the second half of the year.

CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Gold production (ounces)	82,509	72,503	14%	153,891	146,115	5%
Total cost of sales per gold ounce sold	$998	$1,030	(3)%	$1,011	$1,002	1%
Co-product cash costs per gold ounce produced (i)	$540	$621	(13)%	$548	$588	(7)%
All-in sustaining co-product costs per gold ounce produced (i)	$662	$867	(24)%	$687	$780	(12)%
Ore mined (tonnes)	3,133,800	2,577,802	22%	5,835,738	4,971,998	17%
Waste mined (tonnes)	5,183,961	5,595,789	(7)%	10,445,557	10,406,286	—%
Ore processed (tonnes)	2,603,669	2,524,370	3%	5,036,247	4,904,639	3%
Gold feed grade (g/t)	1.11	1.00	11%	1.07	1.04	3%
Gold recovery rate (%)	89.0	89.1	—%	88.8	89.5	(1)%

Sales
Gold Sales (ounces)	81,726	76,323	7%	148,269	144,393	3%

Depletion, depreciation and amortization
Per gold ounce sold	$421	$418	1%	$447	$410	9%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Canadian Malartic, with a record quarterly production in the second quarter, is well positioned to surpass the 2016 production levels and meet production targets in 2017.

At Canadian Malartic, gold sales and production for the second quarter of 2017 were higher than the comparative periods of 2016, higher than in the first quarter of 2017 and exceeded plan. Production increased due to the expected higher throughput and feed grade as well as an improved stripping ratio. Sales and production for the first six months of 2017 were also higher than the comparative period of 2016.

Total cost of sales per gold ounce sold, co-product cash costs per gold ounce produced and AISC per ounce produced for the quarter were lower than the same quarter of 2016, lower than the first quarter of 2017 and lower than plan. Lower costs are mainly attributable to increased production. In addition, the decrease in AISC was related to the timing of sustaining capital expenditures which were not incurred in the second quarter but will be caught up in the second half of the year. For the six months ended June 30, 2017, total cost of sales per gold ounce sold was relatively unchanged due to first quarter weighted impact, however, other cost metrics were lower than the comparative period.

On April 19, 2017, the Québec government authorized the Canadian Malartic Extension Project (Barnat expansion) and the relocation of a section of a nearby highway.  The extension project is continuing according to plan and during the quarter, further advances were made with respect to the development, submission and consultation with government related to the key Certificates of Authorization ("CAs") that will allow for critical development activities to commence.  Subsequent to the receipt of some of the CAs during the quarter, deforestation work has begun to prepare for the formal start of construction.  Based on the CAs approval, expansionary expenditures for the road deviation and mine extension of approximately US$16 to $22 million (on a 50% basis) have been brought forward from 2018 and are anticipated during the second half of the year. The road deviation activities are mainly related to the installation of a temporary bridge, earthworks and relocation of public services such as power and natural gas lines.  Upon the receipt of the remaining CAs, the mine extension activities will commence.

During the second quarter, at Odyssey the Partnership focused on tighter spaced drilling of the generally higher-grade internal zones. The drill program returned encouraging grades over multi-metre widths testing the Jupiter North, Centre and East zones, the largest of the many crossing internal structures. Three new mineralized structures were discovered during the quarter.

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GUALCAMAYO, ARGENTINA

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Gold production (ounces)	37,363	40,264	(7)%	75,091	76,867	(2)%
Total cost of sales per gold ounce sold	$1,568	$1,145	37%	$1,360	$1,097	24%
Co-product cash costs per gold ounce produced (i)	$1,002	$828	21%	$906	$814	11%
All-in sustaining co-product costs per gold ounce produced (i)	$1,026	$866	18%	$933	$839	11%
Ore mined (tonnes)	1,537,536	2,208,382	(30)%	3,256,131	4,277,516	(24)%
Waste mined (tonnes)	3,276,428	1,943,819	69%	6,635,862	5,081,844	31%
Ore processed (tonnes)	1,958,633	1,853,721	6%	3,578,177	3,875,143	(8)%
Gold feed grade (g/t)	0.89	0.94	(5)%	1.00	0.94	6%
Gold recovery rate (%)	55.7	72.1	(23)%	56.6	65.6	(14)%

Sales
Gold Sales (ounces)	38,235	40,865	(6)%	76,431	79,074	(3)%

Depletion, depreciation and amortization
Per gold ounce sold	$428	$253	69%	$398	$244	63%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Gualcamayo is well positioned to meet its production target in 2017.

At Gualcamayo, gold sales and production were lower for the second quarter of 2017 relative to the comparative periods of 2016, however, were in line with the first quarter of 2017 and met expectations in accordance with plan. The production decrease was mainly due to lower planned feed grade and recovery rate in comparison to the second quarter of 2016. Ore mined, and consequently production, was impacted by a small localized pit-wall failure that occurred during the second quarter, which is currently being remediated and expected to be completed in the third quarter. Gold sales and production for the first half of 2017 were relatively unchanged from the first half of 2016.

Total cost of sales per gold ounce sold, co-product cash costs per gold ounce produced and AISC per gold ounce produced for the quarter were higher than the comparative period of 2016 and the first quarter of 2017. Higher costs were partially attributable to the localized pit-wall failure. Although the event was small, access to ore was restricted in the affected part of the pit. Remediation efforts began in the second quarter and will be finalized during the third quarter. As such, ore processed was drawn from a higher cost stockpile, and the volume of waste removed increased relative to the volume of ore mined, resulting in higher costs per tonne of ore mined and processed.  This one-time cost event, coupled with the lower grade and recovery led to a temporary increase in inventoried costs, and resulted in a $7.2 million net realizable value inventory adjustment in the mine's inventory. As the remediation efforts conclude and planned feed grades increase in the second half of the year, which will allow Gualcamayo to meet its production targets for 2017, inventory costs are expected to normalize at lower levels. Despite the second quarter one-time cost event, Gualcamayo continues be a positive contributor to the cash flow generation of the Company.

An increase in DDA per ounce expense is related to higher base-cost development assets being transferred to production in late 2016 and the allocation of the fixed component of DDA over fewer ounces due to the aforementioned pit-wall failure.  The increase in investment and capital is the result of the Company's spending on additional waste movement and road construction to access recent oxide discoveries behind the pit and at Las Vacas. These new discoveries are anticipated to contribute to production. Despite the second quarter adjustment, Gualcamayo continues be a positive contributor to the cash flow generation of the Company, and lower cost per ounce attributable to the planned increase in grade throughout the year is expected to stabilize the inventory costs. Cost metrics for the first half of 2017 were higher than the comparative period.

The near-mine exploration and infill drill programs advanced their targets providing continuity to the known mineral bodies. District exploration began detail mapping the San Juan, Los Sapitos and Cerro Alaya areas to discover zones similar to the QDD Main deposit. The program has identified several very prospective targets with surface gold anomalies with greater than 3.0 g/t in carbonate cemented limestone breccia. New targets will be rapidly brought to the drill stage and are expected to be drill tested early in the third quarter of 2017.

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MINERA FLORIDA, CHILE

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Gold production (ounces)	22,051	24,211	(9)%	43,736	49,923	(12)%
Silver production (ounces)	86,203	112,760	(24)%	148,565	247,036	(40)%
Total cost of sales per gold ounce sold	$1,242	$1,163	7%	$1,292	$1,115	16%
Total cost of sales per silver ounce sold	$14.19	$14.31	(1)%	$16.33	$14.55	12%
Co-product cash costs per gold ounce produced (i)	$786	$785	—%	$855	$758	13%
Co-product cash costs per silver ounce produced (i)	$11.66	$9.70	20%	$12.16	$9.67	26%
All-in sustaining co-product costs per gold ounce produced (i)	$1,127	$990	14%	$1,161	$933	24%
All-in sustaining co-product costs per silver ounce produced (i)	$16.85	$12.23	38%	$16.82	$11.85	42%
Ore mined (tonnes)	172,467	225,726	(24)%	352,656	449,217	(21)%
Ore processed (tonnes)	177,890	395,592	(55)%	568,991	817,817	(30)%
Gold feed grade (g/t)	4.18	2.34	79%	2.74	2.32	18%
Silver feed grade (g/t)	24.86	16.50	51%	14.66	16.27	(10)%
Gold recovery rate (%)	92.2	81.2	14%	87.4	82.1	6%
Silver recovery rate (%)	60.6	54.0	12%	55.4	56.2	(1)%

Sales
Gold Sales (ounces)	21,463	23,110	(7)%	45,179	48,659	(7)%
Silver Sales (ounces)	87,950	109,438	(20)%	159,528	226,119	(29)%

Depletion, depreciation and amortization
Per gold ounce sold	$424	$364	16%	$435	$372	17%
Per silver ounce sold	$4.67	$4.44	5%	$5.55	$5.09	9%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Minera Florida, the mine continued transitioning to the exclusive feed from underground operations as historical tailings processing was exhausted, freeing up plant capacity to improve recoveries. Increased plant feed at higher than historical grades and recoveries during the second half of the year will lead to increased production at lower costs, while development to the recently discovered Pataguas trend will be accelerated through a secondary and much shorter access from existing infrastructure. The Company is advancing transformational plans at Minera Florida to improve its efficiency, productivity and cost structure, and enhance its long term outlook. The focus is on a more productive operation that extracts and processes higher tonnes, over shorter haulage distances and with lower dilution and higher recoveries, from newly discovered exploration areas surrounding the Hornitos tunnel.

At Minera Florida, gold and silver sales and production for the second quarter of 2017 were lower than the comparative period of the prior year. While gold sales were slightly lower than the prior quarter due to timing, silver sales and production of both metals increased from the first quarter, with silver production increasing by 38%. Production of gold was below expectation, while silver production exceeded plan. Consistent with plan and the geotechnical condition in the core mine, rock support and backfill work to better control dilution and improve grade occurred during the quarter, which resulted in the deferral of some mine sequencing and production to the second half of the year. This deferral resulted in lower throughput for the current quarter, which will be caught up in the second half of the year. This was partially mitigated by the significant increase in feed grade and recovery from the comparative period, the first quarter of the current year and plan, for both gold and silver. Gold grade and recovery increased by 79% and 14%, respectively over the second quarter of 2016. This demonstrates the positive trend taken at Minera Florida for mining and processing ore, focusing on reducing dilution at the mine and improving processing. Year-to-date sales and production for the first half of the year was lower than the comparative periods of 2016, and was also affected by the planned transition between hauling contractors and low feed grades experienced in the first quarter of 2017.

Total cost of sales per gold and silver ounce sold, co-product cash costs per ounce of gold and silver produced and AISC per gold and silver ounce produced for the second quarter 2017 were generally all higher than the same comparative periods of 2016, with the exception of co-product cash cost per gold ounce produced that was unchanged. Lower gold production increased costs per ounce as the fixed component of

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production costs and DDA were allocated over a smaller number of ounces when compared to the prior year. The appreciation of the Chilean Peso against the US dollar in the quarter, compared to the same quarter in 2016, also negatively affected cost performance. Second quarter cost metrics decreasing over the first quarter of 2017, with the exception of a relatively unchanged AISC co-product silver per ounce produced, illustrate the aforementioned positive trend. In comparison with plan, the lower gold production led to an increase in costs over expectation, while the opposite is true for silver. Total cost of sales per gold and silver ounce sold, co-product cash costs per ounce of gold and silver produced and AISC per gold and silver ounce produced for the first half of 2017 were generally all higher than the same comparative period of 2016, as year-to-date cost performance was adversely affected by the ore hauling contractor transition in the first quarter of 2017.

Developments of the secondary access to the Quesería-Pataguas zone via existing infrastructure and the Hornitos tunnel are expected to increase grade and recovery rate with positive results expected to be initially realized in the fourth quarter.

The infill and mine exploration programs are on track to accomplish the mineral resource replacement goals for the year, with further funding being considered in the third quarter of 2017.

JACOBINA, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Gold production (ounces)	34,275	29,002	18%	66,402	58,972	13%
Total cost of sales per gold ounce sold	$1,126	$1,143	(1)%	$1,074	$1,143	(6)%
Co-product cash costs per gold ounce produced (i)	$714	$714	—%	$704	$626	12%
All-in sustaining co-product costs per gold ounce produced (i)	$841	$1,022	(18)%	$855	$884	(3)%
Ore mined (tonnes)	488,208	447,286	9%	966,117	869,114	11%
Ore processed (tonnes)	491,990	450,142	9%	969,943	878,978	10%
Gold feed grade (g/t)	2.26	2.09	8%	2.21	2.18	1%
Gold recovery rate (%)	96.1	95.7	—	96.2	95.7	1%

Sales
Gold Sales (ounces)	33,600	29,133	15%	66,856	59,592	12%
Depletion, depreciation and amortization
Per gold ounce sold	$379	$347	9%	$353	$326	8%

(i)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Jacobina had a strong second quarter, and is well positioned to surpass its 2016 production levels and to meet its production targets in 2017.

At Jacobina, gold sales for the second quarter of 2017 were 15% higher than the comparative period of 2016 and increased slightly over the first quarter. Higher gold sales were driven by gold production for the second quarter of 2017 being higher by 18% over the second quarter of 2016, and higher than the first quarter of 2017 by 7%. Production for the second quarter also exceeded plan. Higher production is associated with increases in throughput and feed grade as the result of improvements in operating efficiency and mining of higher grade areas in accordance with plan. Slight improvements in recovery rates also contributed to higher production ounces. Gold production has exceeded 32,000 ounces for the third consecutive quarter, a level that Jacobina last reached in 2010. Gold sales and production for the first half of 2017 also exceeded the first half of 2016 by 12% and 13%, respectively, due to higher throughput, higher feed grade and improved recovery rate.

While total cost of sales per ounce sold and co-product cash costs per ounce produced were relatively unchanged from the second quarter of 2016, AISC per ounce produced decreased by 18%. Total cost of sales per ounce sold and co-product cash costs per ounce produced increased slightly over the prior quarter, however, co-product cash costs per ounce sold were lower than plan. AISC per gold ounce produced improved over both the first quarter and plan. The positive effects of efficiency improvements and cost control initiatives on total cost of sales per ounces sold, co-product cash cost per ounce produced and AISC per ounce produced were partly offset by the result of appreciation of the Brazilian Real against the US dollar. The benefits of the improvements on total cost of sales per ounce sold were partially offset by slightly higher DDA per ounce sold, as depletion charges commenced for certain newly developed mining areas. Lower AISC for the second quarter of 2017, compared to the second quarter of 2016, first quarter of 2017 and plan, was the result of reduced sustaining capital expenditures during the

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quarter, resulting from better mining efficiency and the rationalization of other capital production costs. Despite these events, primary development is tracking ahead of plan and at lower unit costs. For the six-month period, total cost of sales per ounce sold and co-product cash costs per ounce produced increased over the first half of 2016, while AISC decreased. The contributing factors to these changes are those aforementioned for the second quarter, negatively weighted by the high co-product cash costs experienced in the first quarter of 2017.

Development is on plan with significant ready-to-drill ore inventory. Management has succeeded to advance as planned with the optimization of the current mining method in some mining areas that has reduced the amount of capital development per tonne of ore extracted. Mine management is planning to keep the same rate of linear development in order to prepare additional mining area with the result of increasing further extraction rate and subsequently mill throughput. Concurrently, mine management is continuing with efficiency improvements and cost control initiatives with the objective of effecting a sustainable decrease of the Company's operating costs and minimizing exposure to the appreciation of the Brazilian Real against the US Dollar.

Results from the infill program at João Belo are returning multiple intercepts of mineralization, with visible gold noted in some drill holes. Infill drilling at Canavieiras Norte and Sul are reporting mineralization in many of the reefs encountered. Results of exploration of the mine area during the second quarter are positive also showing mineral continuity. A review of prior exploratory work at Morro do Vento demonstrates mineral and reef continuity at depth and excavation of a 300-metre tunnel. Further drill testing of this target is in progress.

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BRIO GOLD, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2017	2016	% change	2017	2016	% change
Production
Total gold production from Brio Gold mines (ounces)	44,223	52,737	(16)%	94,763	93,109	2%
Attributable to Yamana (ounces) (i)	30,830	52,737	(42)%	72,717	93,109	(22)%
Attributable to non-controlling interest (ounces)	13,393	—	n/a	22,046	—	n/a

Total cost of sales per gold ounce sold (iii)	$1,154	$1,025	13%	$1,117	$937	19%
Co-product cash costs per gold ounce produced (ii)	$859	$725	18%	$850	$667	27%
All-in sustaining co-product costs per gold ounce produced (ii)	$1,085	$916	18%	$1,070	$847	26%

Sales
Gold sales (ounces) (iii)	42,137	52,230	18%	92,372	93,330	(1)%

(i)	Attributable production is determined on a weighted-average basis with respect to ownership of Brio Gold common shares ("Brio Shares") during the periods.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)
Sales quantities, and consequently total cost of sales per ounce of gold sold, as reported by the Company in association with the consolidation of Brio Gold results, may have minor differences from those reported by Brio Gold independently.  These differences are associated with slight timing differences on the acquisition and sale of Brio Gold metal by the Company from when Brio Gold was a wholly owned subsidiary in 2016.  These differences will disappear subsequent to the second quarter of 2017 as all acquired metal by the Company in relation to Brio Gold has been sold.

On June 2017, the Company completed a secondary offering of 26.7 million Brio Shares, at a price of C$3.00 per Brio Share for total gross proceeds to the Company of $56.7 million, or C$80.0 million (the "Offering"). The Company is now closer to its intended holding position, and it believes that Brio Gold offers substantial investment value and provides significant consolidation opportunities. Prior to the Offering, the Company owned 89.2 million Brio Shares, representing approximately 79.3% of the issued and outstanding Brio Shares or approximately 75.3% on a fully diluted basis. Following the Offering, the Company owns 62.5 million Brio Shares, representing in the aggregate approximately 55.6% of the issued and outstanding Brio Shares or approximately 52.8% on a fully diluted basis.

During the second quarter of 2017, Brio Gold sold 42,137 ounces of gold at total cost of sales of $1,154 per ounce of gold sold, compared to 52,230 ounces of gold sold at total cost of sales of $1,025 per ounce of gold sold in the second quarter of 2016. Year-to-date Brio Gold sold 92,372 ounces of gold at total cost of sales of $1,117 per ounce of gold sold, compared to 93,330 ounces of gold sold at total cost of sales of $937 per ounce of gold sold.

At the Brio Gold mines, production in the second quarter of 2017 was 44,223 ounces of gold of which 30,830 ounces were attributable to the Company, compared to 52,737 ounces in the same period of 2016. Co-product cash costs were $859 per ounce of gold produced in the second quarter of 2017, compared to $725 per ounce of gold produced in the second quarter of 2016. AISC was $1,085 per ounce of gold produced in the second quarter, compared to $916 per ounce of gold sold in the same quarter of 2016. For the first half of the year, production was 94,763 ounces of gold of which 72,717 ounces were attributable to the Company, compared to 93,109 ounces in the same period of 2016. Co-product cash costs were $850 per ounce of gold produced in the first six months of 2017, compared to $667 per ounce of gold produced in the same period of 2016, and AISC was $1,070 per ounce of gold produced, compared to $847 per ounce of gold sold in 2016.

Total cost of sales per ounce of gold sold, co-product cash costs per ounce of gold produced and AISC per ounce of gold produced were impacted by a strengthening Brazilian Real against the US dollar and increased throughput costs.

Brio Gold’s second quarter exploration program included completing 26,000 metres of drilling in a total of 560 holes.  Drilling was mostly focused on development areas at Fazenda Brasileiro and Pilar, with positive results received to date.  A drilling program was completed at Riacho dos Machados in the first quarter and subsequently Brio Gold completed an updated mineral reserve and mineral resource estimate in the second quarter, which demonstrated a larger mineral reserve. A drilling program was completed at C1 Santa Luz, which was targeted at detailing and expanding a high-grade gold mineralization in the northeastern portion of the main C1 Santa Luz open pit ore body and infill drilling in both the C1 and Antas 3 ore bodies.  The focus during the quarter was completing an updated mineral reserve and mineral resource estimate, which was announced subsequent to the quarter end.

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7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following summary highlights key updates during the second quarter of 2017, from the development projects of the Company.

Cerro Moro, Argentina

As at the end of June 2017, progress at Cerro Moro was as follows:

◦
Construction at the end of June is slightly ahead of schedule. This is primarily driven through mechanical works (field erected tanks, ball mill and thickeners erections) which are tracking ahead of planned progress.

◦
The entire mill building and refinery have been fully enclosed, save for a few strategically located exterior siding panels to facilitate the installation of large equipment, thus allowing construction activities to continue uninterrupted in these areas in the event of adverse weather conditions through the winter season.

◦	The Company has filled positions for senior mine-site management and is in process of recruiting the operational workforce.

◦	Other disciplines such as structural steel erection, CCD assembly, remain on schedule.

◦	Piping, electrical and control and instrumentation installation will begin in the third quarter.

◦	439 metres of underground development has been completed in the first six months of 2017.
Year-to-date spend for the project was $77 million. A total of $178 million is planned to be spent for the year, of a total of $233 million of planned expenditures expected to occur between 2017 and 2018. A total of 70% of the total capital for the project has been committed.

Next milestones ahead of commercial productions are:

◦	Mechanical completion of the process plant and mine infrastructure scheduled for the fourth quarter of 2017.

◦	Commissioning is on track for completion by the end of the first quarter of 2018, with the ramp-up to commence thereafter.

◦	Total production in 2018 (including pre-commercial ounces) is expected to be 80,000 ounces of gold and 4.5 million ounces of silver.

As previously disclosed, the current mine plan anticipates partial production in 2018 in consideration of a 3-month ramp-up during the second quarter of 2018, with gold and silver at feed grades of 11 g/t, and 650 g/t respectively.  2019 gold production is estimated to be approximately 130,000 ounces at an average feed grade of 11 g/t, and the silver production to be approximately 9,900,000 ounces at an average feed grade of 920 g/t. The average AISC for the period from 2018 to 2019 is expected to be below $600 per ounce of gold produced and below $9.00 per ounce of silver produced, with co-product cash costs for the same period expected to be below $500 per ounce of gold produced and below $7.50 per ounce of silver produced. Bringing forward metal production into the first two years of operation will result in a marginal drop-off in average metal production over the remaining mine life which is anticipated to be recovered through further optimization initiatives and a targeted expansion of the mineral reserves from an increased exploration drilling campaign.

The 2017 exploration program marks the first year of a four year program, with an objective to add one million ounces of mineral resource inventory at Cerro Moro. The Company will continue to infill drill the core Escondida mineral shoots to expand the mineral resource base with 12,000 metres of drilling. The Company will concurrently map, sample and develop targets on in the near-mine concessions and drill up to 14,000 metres of drilling. An additional 9,000 metres is budgeted to follow-up targets identified for further testing.

During the second quarter, the Company completed 5,755 metres in 32 exploration holes to test the Carla, Esperanza Splay, Martina and Barbara south targets and 1,866 metres distributed in eight infill holes drilled to upgrade mineral resources at depth of the Zoe West deposit. The exploration program discovered new mineral zones at Esperanza Splay with MD2212 cutting 2.9 metres of 10.3 g/t gold and 76 g/t silver along with MD2213 that cut 4.18 metres of 9.2 g/t gold and 281 g/t silver. A second discovery was logged at Barbara South, where hole MD2223 cut 5.1 metres of 9.39 g/t gold and 699.6 g/t silver. Due to lower than budget drill production, a third rig was brought to site to help with completing the planned metres. No results were reported for the infill program during the second quarter.

Cerro Moro is a high-grade gold and silver deposit currently in construction and development with production expected to commence in early 2018. The Cerro Moro ore body contains a number of high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining. The feasibility study is based on an initial 6.5-year mine life at a throughput of 1,000 tonnes per day. The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation ("CCD") and a Merrill Crowe circuit included. On the exploration front, the Company believes that the project offers significant opportunities for the conversion of mineral

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resources into mineral reserves and for further discoveries on the property, which will serve to materially improve the returns from this high-grade project.
Suruca, Brazil

The Suruca project, at Chapada, is a near surface oxide deposit, approximately 7 kilometres from the mine. The Company is advancing development efforts with a view of commencing production in the second quarter of 2019.  Suruca is planned as a supplement to the main operations at Chapada and is expected to add gold-only production over an initial period of 5 years, at a rate of at least 40,000 ounces per annum. Estimated initial capital would be of approximately $51 million, which will commence in 2018.

OTHER OPTIMIZATION AND MONETIZATION INITIATIVES

The Company continues pursuing internal initiatives and advancing re-evaluations to surface value from non-strategic or non-producing assets including Kirkland Lake, Agua Rica, Suyai, La Pepa and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.  Notable progress relating to these initiatives in the second quarter include, but are not limited to the following:

Kirkland Lake, Canada

A third party study has been completed to assess the valuation potential of the Kirkland Lake development and exploration assets (including Upper Beaver), of which the Company has a 50% interest.  The evaluation used several existing studies as the basis for its value assessment, including Upper Beaver’s pre-feasibility study, conceptual plans for Upper Canada, Amalgamated Kirkland and Anoki-McBean, as well as determination of the significant near term upside potential from other exploration target areas including Upper Canada, as only a small portion of Upper Canada has been explored.  The results of the study reveal that the Upper Beaver deposit provides a large component of the overall value and supports construction of a central processing plant that could process ore from other deposits to supplement value.  The conceptual study shows the potential for consolidated production from these deposits in excess of 250,000 ounces per year at attractive cash costs.

In order to realize the value from this asset base, the Company and its partner, Agnico Eagle, through their jointly owned Canadian Malartic Corporation, have retained financial advisors to advise on potential strategic alternatives including the possible sale of 100% of the Kirkland Lake property portfolio.

During the second quarter, the drill program continued testing Amalgamated Kirkland and began programs to explore the near surface mineralization southeast of Upper Beaver and a board IP chargeability anomaly near the Larder Lake fault. Assay results from the AK program returned two modest intercepts to follow up, results from the IP target returned anomalous gold values in several holes and results from the SE Upper Beaver drilling are pending.

Agua Rica, Argentina

The Company has completed initial studies relating to a smaller scale underground sub-level caving operation that would minimize upfront capital expenditures while maintaining longer term optionality to increase the scale of the mining operation.  The underground sub-level caving scenario assumes capital costs substantially below estimates in the feasibility study for a larger open pit operation and at operating costs that would be in the bottom quartile of comparable copper projects.  This approach also assumes a much smaller scale underground operation and is consistent with existing environmental regulations.  The smaller scale development scenario contemplates a fully stand-alone operation that would not require the use of any Minera Alumbrera infrastructure.  The Company is committed to working with stakeholders as it continues to assess this as well as other development scenarios and remains committed to advancing the project.  Presently, the Company anticipates advancing the project with the right partner while maintaining a significant ownership interest.  However, the Company will consider this in light of its strategic alternatives.  A feasibility study relating to the sub-level scenario will follow for completion by either just the Company or, depending on the strategic alternatives, in conjunction with one or more partners. The Company is evaluating the selection of financial advisors to advise on potential strategic alternatives.

The Agua Rica project is a large porphyry copper-gold-molybdenum-silver deposit covering an area of approximately 12.5 square kilometres.  As reported, based on a 0.2% copper cut-off, the deposit contains proven and probable mineral reserves of approximately 909 million tonnes in addition to measured and indicated mineral resources of approximately 201 million tonnes and inferred mineral resources of approximately 642 million tonnes.  The underground sub-level caving scenario is based on a 0.6% copper cut-off which generates a mineable inventory of approximately 255 million tonnes at 0.81% copper, 0.28 g/t gold, 0.04% molybdenum and 2.85 g/t silver, containing 4.5 billion pounds copper, 2.29 million ounces of gold, 225 million pounds molybdenum and 23 million ounces of silver.  Based on the mineable inventory, the Company

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projects a mine life in excess of 25 years at average annual production levels of approximately 156 million pounds copper, 46,000 ounces gold, 3.70 million pounds molybdenum and 334,000 ounces silver during the first 10 years post ramp-up.  While the capital expenditure and operating costs are not yet finalized, the Company projects total pre-production capital expenditures to be substantially less than a development scenario that contemplated integration with Alumbrera, with operating costs projected to be within the industry bottom quartile.  Another advantage of the smaller scale, selective mining development scenario is that it is expected to produce higher quality and more marketable copper and molybdenum concentrates.

Suyai, Argentina

During the second quarter, the Company completed a scoping study that evaluated two options for ore processing, both of which proved to be economic.  The first considered the construction of a carbon-in-leach ("CIL") processing facility for the on-site production of gold and silver in the form of doré.  The second considered the construction of a processing facility for on-site production of gold and silver contained in a very high grade concentrate, which would be shipped abroad for subsequent precious metal recovery.  Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver.  The Company believes both scenarios address past concerns regarding open-pit mining and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and would potentially meet provincial regulations currently in place in Chubut.  The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.

In light of the foregoing, the Company is considering the alternatives of a development plan and other strategic alternatives for the project. While this level of study is at a scoping level, extensive work has been performed over a considerable period of time.  As such, the scoping study can be advanced to a feasibility study and the project can be developed very quickly.   The Suyai project is one of the highest gold grade development-ready projects in the Americas. While a financial advisor has not been retained at this time, the Company is evaluating its strategic alternatives in addition to development of the project.

Agua De La Falda, Chile (57.3%)

The Company continues to pursue strategic and monetization initiatives for the 57.3%-held Agua De La Falda joint venture with Codelco, located in northern Chile.  The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. After conducting studies in late 2016, the Company is advancing the evaluation of a low capital start-up project based on the remaining oxide inventory, and is looking to expand mineral resources through exploration.  Agua De La Falda has installed processing capacity and infrastructure. Reprocessing from existing heaps and mining from existing oxide mineral reserves would allow for a low-risk initial project.  Agua De La Falda also holds sulfide mineral reserves and mineral resources (Jeronimo), and the Company is reviewing a smaller scale higher grade operation as an option for development, after the start-up project, to minimize the initial capital investment required to exploit the sulfide mineral resources.

EXPLORATION

The 2017 exploration program will continue focusing on mineral resource discovery and mineral reserve replacement and growth at all mines in the second half of the year. Total expected exploration spending is planned to be $98 million. The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2017	2016	2017	2016
Exploration and evaluation capitalized (i)	$26.3	$23.1	$46.7	$40.0
Exploration and evaluation expensed (ii)	5.3	5.3	9.4	8.2
Total exploration and evaluation expenditures	$31.6	$28.4	$56.1	$48.2

(i)
Capitalized exploration and evaluation costs are reflected in the Consolidated Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the Condensed Consolidated Interim Statements of Operations.

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A more comprehensive disclosure update will follow later in the year. For exploration updates for the second quarter, refer to Sections 6 and 7 of the MD&A in the relevant operating mines or construction projects discussion.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

The Company continues to focus on containing costs to maximize available cash to fund planned growth, development activities, expenditures and commitments. Management is of the view that planned growth, development activities, expenditures and commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities.

As at June 30, 2017, the financial resources available to the Company in meeting its financial obligations include undrawn revolving facility, excluding Brio Gold's undrawn revolving facility, of $798.4 million and positive working capital of $63.0 million. For the first six months of 2017, cash flows from operating activities from continuing operations were $175.8 million, which are expected to remain positive and incremental in the foreseeable future. The Company’s near-term financial obligations include repayment obligation of long-term debt of $111.3 million over 2017 and 2018, construction and service contract commitments of $452.8 million. The Company also guided sustaining capital expenditures of approximately $204 million in 2017. The Company’s expansionary and exploration capital expenditures are discretionary which allow management a reasonable degree of flexibility in managing its financial resources. Based on its current credit rating, the Company expects that it can refinance the existing long-term debts in similar or more favourable terms to support the execution of the Company's business strategy. Further information with regards to ongoing sustaining capital expenditures, and commitments by year can be found in the discussions below on cash flows used in investing activities and contractual commitments.

The Company's continuous commitment to balance sheet and cost improvement will further strengthen its financial position. Further to the March 2017 secondary offering by private placement of 6 million common shares of its holding of Brio Shares to an arm's length institutional shareholder, in June 2017, the Company completed the monetization of 26.7 million Brio Shares that it owned, at a price of C$3.00 for a total gross proceeds to the Company of $56.7 million, or C$80.0 million.

The following is a summary of liquidity and capital resources balances:

	June 30,	December 31,
As at (In millions of US Dollars)	2017	2016
Cash	$132.3	$97.4
Trade and other receivables	$21.1	$36.6
Long-term debt (excluding current portion)	$1,599.8	$1,573.8
Working capital (i)	$63.0	$77.3

(i)	Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Cash and cash equivalents were $132.3 million as at June 30, 2017, compared to $97.4 million as at December 31, 2016.  Cash and cash equivalents were comprised of cash in bank and bank term deposits. The sources and uses of cash and cash equivalent during the year are explained below. Working capital decreased slightly to $63.0 million as at June 30, 2017, compared to $77.3 million as at December 31, 2016. Higher balance of current portion of long-term debt classified as other current financial liabilities was partly offset by higher cash balance mainly related to proceeds from the divestment of additional Brio Shares.

Cash flows from operating activities are expected to increase through the year due to cyclical factors, such as seasonal impact on production during the rainy season early in the year, incremental production targets and settlement of year-end accruals and payables. Given its discretion and ability to reduce expansionary capital and exploration spend, the Company's capacity to meets its financial obligations remains strong.

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The following table summarizes cash inflows and outflows:

	For the three months ended June 30,		For the six months ended June 30,
(In millions of Dollars)	2017	2016	2017	2016
Cash flows from operating activities from continuing operations	$124.6	$192.7	$175.8	$308.9
Cash flows from operating activities before changes in working capital (i)	$122.8	$189.5	$239.9	$304.6
Cash flows (used in)/from financing activities from continuing operations	$(11.5)	$(108.7)	$58.8	$(86.6)
Cash flows used in investing activities from continuing operations	$(82.4)	$(120.6)	$(196.3)	$(260.5)

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis.

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows from operating activities from continuing operations after net change in working capital for the three months ended June 30, 2017 were $124.6 million, a decrease compared to the $192.7 million for the three months ended June 30, 2016, mainly as the result of the advancements of $56.0 million received on metal purchase in the second quarter of 2016 with no current quarter comparatives. Net change in working capital for the three months ended June 30, 2017 was cash outflows of $1.8 million, compared to inflows of $3.2 million for the three months ended June 30, 2016. Cash flows from operating activities after net change in working capital can be volatile from quarter to quarter due to timing of payments or collections.

Cash flows from operating activities before net change in working capital (a non-GAAP financial measure, see Section 13) for the three months ended June 30, 2017 were $122.8 million, compared to $189.5 million generated during the same period of 2016.

The Company's cash flows from operating activities are expected to remain positive at the prices of gold, silver and copper observed as at June 30, 2017, and the Company expects its cash flows from operations will increase organically, subject to prevailing metal prices, in the following quarters. Refer to Section 10: Economic Trends, Business Risks and Contractual Commitments for a detailed discussion of market price risk.

CASH FLOWS USED IN FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows used in financing activities of continuing operations were $11.5 million for the three months ended June 30, 2017, compared to outflows of $108.7 million for three months ended June 30, 2016. Lower cash flows used in financing activities was due to lower long-term debt repayment in the second quarter compared to the same quarter of 2016.

Total debt was $1.7 billion as at June 30, 2017, compared to $1.6 billion as at December 31, 2016. Net debt (a non-GAAP financial measure, see Section 13) as at June 30, 2017 was $1.6 billion, compared to $1.5 billion as at December 31, 2016. The objective stated in early 2016 of decreasing net debt (a non-GAAP financial measure, see Section 13) by at least $300 million by the end of 2017 continues to be a priority this year, and the Company continues its effort to further certain monetization initiatives to achieve this objective.

The principal repayment schedule of senior debt notes and revolver credit facilities to be repaid in the next five years is as follows:

(In millions of US Dollars)	2017	2018	2019	2020	2021
Senior debt notes and revolver credit facilities	1.2	110.1	233.2	84.1	205.0

The balance of senior debt notes of $1.09 billion is due in or after 2022.

The Company has revolving credit facilities with a balance of $249.3 million as at June 30, 2017 and maturity dates in 2019 and 2021. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity.

CASH FLOWS USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows used in investing activities from continuing operations were outflows of $82.4 million for the three months ended June 30, 2017, compared to cash outflows of $120.6 million for the three months ended June 30, 2016. Lower cash flows used in investing activities were

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mainly due to proceeds of $56.7 million received in the quarter on divestment of additional Brio Shares with no significant comparative amount in the same quarter of 2016.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the three months ended June 30, 2017, were $139.0 million, compared to capital expenditures of $117.2 million, for the three months ended June 30, 2016. These expenditures were incurred as follows:

For the three months ended June 30,	2017				2016
(In millions of US Dollars)	Sustaining & other	Expansionary	Exploration	Total	Total
Chapada	$7.7	$2.7	$1.8	$12.2	$20.0
El Peñón	11.4	—	5.7	$17.1	$22.8
Gualcamayo	0.9	0.4	3.7	$5.0	$5.9
Canadian Malartic	8.9	3.3	2.2	$14.4	$18.9
Minera Florida	7.4	2.0	2.1	$11.5	$7.4
Jacobina	4.1	4.0	1.6	$9.7	$10.1
Cerro Moro	—	42.2	2.5	$44.7	$12.2
Brio Gold	5.7	7.8	2.2	$15.7	$15.1
Other (i)	0.6	5.4	2.7	$8.7	$4.8
Total capital expenditures (ii)	$46.7	$67.8	$24.5	$139.0	$117.2

(i)	Included in Other is $2.4 million (2016 - $1.6 million) of capitalized interest for the period.

(ii)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

For the six months ended June 30, 2017	2017				2016
(In millions of US Dollars)	Sustaining & other	Expansionary	Exploration	Total	Total
Chapada	$19.1	$6.4	$2.5	$28.0	$35.9
El Peñón	21.2	—	10.5	$31.7	$40.4
Gualcamayo	2.1	0.8	6.4	$9.3	$8.1
Canadian Malartic	19.0	5.2	4.4	$28.6	$30.3
Minera Florida	13.1	3.3	4.0	$20.4	$13.1
Jacobina	9.7	8.4	2.2	$20.3	$17.2
Cerro Moro	—	76.7	3.2	$79.9	$24.0
Brio Gold	12.9	18.1	4.3	$35.3	$23.6
Other (i)	0.6	10.1	4.2	$14.9	$7.6
Total capital expenditures (ii)	$97.7	$129.0	$41.7	$268.4	$200.2

(i)	Included in Other is $4.8 million (2016 - $3.2 million) of capitalized interest for the period.

(ii)	Net of movement in accounts payable as applicable for projects under construction and include applicable borrowing costs.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of July 21, 2017, the total number of shares outstanding were 948.2 million, the total number of stock options outstanding were 2.0 million, the total number of Deferred Share Units ("DSU") outstanding were 4.0 million, the total number of Restricted Share Units ("RSU") outstanding were 1.7 million, and the total number of Performance Share Units ("PSU") outstanding were 3.1 million.

For the second quarter of 2017, the Company declared quarterly dividends totalling $0.005 per share.

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The following table summarizes the weighted average common shares and equity instruments outstanding as at June 30, 2017:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, three months ended	Weighted average dilutive equity instruments, six months ended	Weighted average dilutive equity instruments, six months ended
(In thousands)	June 30, 2017	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Common shares (i)	948,203	948,116	947,346	948,009	947,265
Options (ii)	1,982	—	134	—	1
RSU (ii)(iv)	1,711	—	616	—	490
DSU (iii)	4,032	—	—	—	—
PSU (iii)	3,105	—	—	—	—
		948,116	948,096	948,009	947,756

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by reinvesting cash dividends, less any applicable withholding tax. A plan participant may obtain additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. During the three months ended June 30, 2017, a total of 19,356,087 shares were subscribed to under the plan.

(ii)
Effect of dilutive securities - the potential shares attributable to 990 stock options and 490,762 restricted share units ("RSUs") in the three-month period, and 930 stock options and 494,901 restricted share units in the six-month periods ended June 30, 2017 were anti-dilutive.

(iii)	DSU and PSU are settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

(iv)	Excludes RSU granted to Brio Gold employees that are redeemable in Brio Gold common shares.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments.

As at June 30, 2017, the Company is contractually committed to the following:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Mine operating/construction and service contracts and other	$452.8	$398.1	$98.9	$1.1	$950.9
Long-term debt principal repayments (i)	110.4	318.2	397.7	896.9	1,723.2
Decommissioning, restoration and similar liabilities (undiscounted) (ii)	14.4	20.3	32.9	665.3	732.9
	$577.6	$736.6	$529.5	$1,563.3	$3,407.0

(i)	Excludes interest expense.

(ii)
As required by law, the Company arranged an irrevocable letter of credit for the amount of $16.8 million (C$23.2 million) in favor of the Government of Quebec as a guarantee of payment of the rehabilitation and restoration work relating to the Company's share of mining interest in Canadian Malartic. Such irrevocable letter of credit will be automatically extended for one year periods from expiration on September 15, 2016 and future expiration dates thereafter.

9.    INCOME TAXES

The Company recorded an income tax expense of $20.7 million for the three months ended June 30, 2017 (2016 - $38.4 million recovery).
The income tax provision reflects a current income tax expense of $19.8 million and a deferred income tax expense of $0.9 million, compared to a current income tax expense of $21.4 million and a deferred income tax recovery of $59.8 million for the three months ended June 30, 2016. The balance sheet includes a deferred tax asset of $68.8 million and a deferred tax liability of $1.4 billion.

The Company’s unadjusted effective tax rate for the three months ended June 30, 2017 was - negative 128.9% (2016 - positive 482.9%), compared to the Canadian statutory tax rate of 26.5%. Differences between the Canadian statutory tax rate to the effective tax rate are due to a number of factors, including the fact that the Company operates in multiple foreign tax jurisdictions with tax rates different than the Canadian statutory rate, the recognition or non-recognition of deferred tax assets, the fact that deferred tax balances are subject to re-measurement for

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changes in currency exchange rates each period, changes in tax laws and interpretations thereof, changes in income tax related contingent liabilities, and the impact of transactions undertaken by the Company. The Company calculates its current and deferred tax expense on an entity by entity basis, as a result, it is possible to have a current tax expense, even in periods when the Company has an overall loss, as the current tax expense on profitable mines often cannot be offset by the deferred tax assets for mines located in other tax jurisdictions. The Company is also able to claim certain allowances and tax deductions particular to extractive industries that can result in a lower effective tax rate compared to the statutory tax rate.

The following items have the most significant impact on the difference between the Company’s Canadian statutory tax rate of 26.5% and our effective rate for the three months ended June 30, 2017 and 2016:

•
Each period the Company evaluates its ability to recognize tax losses and other deductible temporary difference based on projected future taxable profits. In 2017 and 2016 an expense of $10.5 million and $0.7 million, respectively, was recognized due to uncertainty of future loss utilization.

•
Within a number of our foreign subsidiaries, foreign currency exchange gains or losses that arise as U.S. dollar balances are translated to local currency are taxable or deductible locally, whereas foreign currency exchange gains or losses that arise as local balances are translated to U.S. dollars are not taxable or deductible. In 2017 a recovery of $1.3 million was recognized due to the weakening of the Brazilian Real and Argentinean Peso against the U.S. dollar. In 2016 a net expense of $58.7 million was recognized on the weakening of the Argentinean Peso against the U.S. dollar and a strengthening the Brazilian Real against the U.S. dollar.

•
Income tax accounts are required to be re-measured at each balance sheet date for changes in the foreign exchange rate. Within a number of our foreign subsidiaries, the tax basis of non-monetary assets is converted from local currency to US dollars at the period end spot rate for the purposes of calculating deferred taxes. In 2017 and 2016 and expense of $25.1 million and a recovery of $42.2 million, respectively, was recorded on currency fluctuations as described above.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Canadian Dollar.
The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are depreciated or depleted. The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The Company operates in the following tax jurisdictions: Brazil, where the statutory tax rate is 34%; Argentina, where the statutory tax rate is 35%; Chile, where the statutory tax rate is 25.5% in 2017 and increasing to 27% in 2018; and Canada, where the federal statutory tax rate is 15% with varying provincial tax rates. The Company does not anticipate the statutory tax rates to change in the foreseeable future, hence, there should be no impact on the calculation of the current or deferred tax expense in the period.

See Note 6 Income Taxes to the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2017 for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2016.

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10.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2016. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended June 30, 2017, except as noted below:

Metal Price Risk

Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)     Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

Gold Price - Market Update

For the quarter ended June 30, 2017, spot gold prices averaged $1,259 per ounce, or relatively unchanged, compared to $1,260 per ounce in the second quarter of 2016. Prices ranged between $1,220 and $1,294 per ounce during the second quarter of 2017, and between $1,126 and $1,366 per ounce during the 12-month period ended June 30, 2017. As at June 30, 2017, the closing price was $1,242 per ounce.

Gold price was largely flat over the course of the quarter and finished modestly down after making a new high for the year. The US Federal Reserve ("US Fed") increased the Fed Funds rate by 0.25% in June which was widely expected. In the short-term gold price is not only likely to be driven by the changing sentiment as to the monetary policy path of the US Fed, but also by geopolitical events which once again came to the forefront during the quarter. While the US Fed is still expected to raise the Fed Funds by an additional 0.25% before the end of 2017, this will be dependent on economic growth. Other central banks have hinted that they may too soon begin to tighten monetary policy. While higher interest rates may weigh on gold, the prospect of other central banks increasing rates should lead to a weaker USD which is likely to be gold supportive. A great deal of global debt has been added over the past several years and the prospect of rising global interest rates may pose refinancing challenges and this may prove to be supportive for gold.

Physical demand for gold from India and China has started to slowly rebound after a soft 2016. Global ETF holdings remain steady with holdings totaling approximately 61 million ounces at the end of the quarter, an increase of about 4 million ounces since the beginning of 2017. Central banks continue to be net buyers with Kazakhstan and Russia being the most notable in recent quarters based on the most recently available information.

Copper Price - Market Update

For the quarter ended June 30, 2017, spot copper prices averaged $2.57 per pound, representing an increase of 20%, compared to $2.15 per pound in the second quarter of 2016. Prices ranged between $2.48 and $2.69 per pound in the first quarter of 2017, and between $2.08 and $2.77 during the 12-month period ended June 30, 2017. As at June 30, 2017, the closing price was $2.69 per pound of copper.

Copper prices were steady during the quarter moving within a relatively narrow range. Prices have been driven by supply disruptions, Chinese economic data and generally increasing global industrial activity. The direction of the Chinese economy will continue to be a primary driver of

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copper prices going forward. Copper prices should be increasingly supported as the market is moving towards balance with supply growth slowing as fewer new mines are expected to begin operations over the medium term.

The Company currently uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at June 30, 2017, the Company had 31 million pounds of copper forward contracts in place to October 2017 at an average sales price of $2.63 per pound.

Currency Risk

US Dollar ("USD") - Market Update

The following summarizes the movement in key currencies vis-à-vis the USD (source: Bloomberg):

10%
-10%
-30%
-50%
-70%
-90%
-110%
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Brazilian Real
Chilean Peso
Argentinian Peso
Canadian Dollar

The Canadian dollar and Chilean peso strengthened against the USD during the quarter ended June 30, 2017, relative to the March 31, 2017 rates, while the Brazilian real and Argentinian peso weakened. While the US Fed is still expected to raise the Fed Funds rate by 0.25% before the end of 2017, this will be dependent on economic growth, and the prospect of other central banks beginning to increase rates could lead to a weaker USD.

For the three months ended June 30,	2017	2016	% change (i)
Average Exchange Rate
USD-CAD	1.3447	1.2882	4.4%
USD-BRL	3.2162	3.5008	-8.1%
USD-ARG	15.7424	14.2217	10.7%
USD-CLP	664.42	677.27	-1.9%

For the six months ended June 30,	2017	2016	% change (i)
Average Exchange Rate
USD-CAD	1.3343	1.3286	0.4%
USD-BRL	3.1785	3.6933	-13.9%
USD-ARG	15.7036	14.3498	9.4%
USD-CLP	660.09	688.66	-4.1%

	June 30, 2017	June 30, 2016	% change (i)	December 31, 2016	% change (i)
Period-end Exchange Rate
USD-CAD	1.2964	1.2924	0.3%	1.3441	-3.5%
USD-BRL	3.3082	3.2130	3.0%	3.2552	1.6%
USD-ARG	16.6278	15.0450	10.5%	15.8800	4.7%
USD-CLP	663.90	663.24	0.1%	670.40	-1.0%

(i)	Positive variance represents the USD increase in value relative to the foreign currency.

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As at June 30, 2017, the Company had zero-cost collar contracts totaling R$300 million (R$ = Reais) evenly split by month from July 2017 to December 2017 with Brazilian Real to United States Dollar average call and put strike prices of R$3.40 and R$3.79 per USD, respectively, allowing the Company to participate in exchange rate movements between those two strikes.

In November 2016, Brio Gold, a subsidiary of the Company, entered into additional zero-cost collar contracts totaling R$672.0 million with the purchase of call options at an average strike price of R$3.30 per USD and sale of put options at an average strike price of R$3.90 per USD. The term of the cash flow hedge is from January 2017 to December 2018. In November 2016, Brio Gold entered into currency forward contracts of R$672.0 million at an average rate of R$3.55 to the USD. The term of the cash flow hedge is from January 2017 to December 2018. All contracts have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates.

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Condensed Consolidated Interim Financial Statements of the Company may be material.

Canadian Malartic

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), the operator of the Canadian Malartic mine, was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. Beginning in the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit. CMGP will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, the Company does not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated.

On April 10, 2017, the Quebec Superior Court dismissed the application for an interlocutory injunction. No dates have been set for the hearing of the application for a permanent injunction to restrict the Canadian Malartic mine’s mining operations to sound levels and mining volumes below the limits to which it is subject. For additional information see the Company's Annual Information Form for the year ended December 31, 2016.

Brazilian Tax Assessments

As previously reported, beginning in 2012, the Company has been challenging certain assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2012. The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments.
The Company has maintained and continues to maintain the view that it should ultimately be successful in its challenges of these assessments. However, a new law has recently been proposed that would allow companies to settle outstanding income tax matters in many cases for amounts substantially less than the amounts under discussion. The Company has determined to participate in the program under this proposed new law. This would represent a commercial resolution of this legal issue in a way that creates immediate financial certainty.
On May 31, 2017 the President of Brazil issued Provisional Measure 783 which, when enacted into law by the legislature, will allow companies to settle any and all outstanding tax assessments whether or not resolved, definitively adjudicated or subject to further challenge or dispute. Regulations to allow notification of participation in the program were issued in July and the legislature has until October 11, 2017 to formally adopt the measure. It is anticipated that the final law will be formally adopted before that outside date. For those companies which choose to participate in Provisional Measure 783, formal participation into the program will only be determinable once the final law has been passed so long as notice of participation has previously been given.
On July 13, 2017 a joint congressional commission of both the legislative and senatorial houses of Congress appointed to review Provisional Measure 783 published proposed amendments. The measure, as amended, has now been sent to the legislative house for final consideration.

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Once through the legislative house, the amended measure will be sent to the senate for approval. Additional amendments are possible up to official enactment.
The Company has given notice of its intent to participate in Provisional Measure 783. Participation would settle all outstanding income tax assessments in Brazil. The measure would serve to reduce the amount that could otherwise be paid should the Company exhaust its legal process and not succeed. Furthermore, the measure provides for significant deferrals so that payments are made over time and there is no security or bond or other similar interest relating to the settlement.
Provisional Measure 783 is the first such measure since 2013 that includes income tax and is part of larger pension and fiscal reforms in Brazil in the midst of fiscal shortfalls and low tax revenue that require extraordinary measures to increase revenues and create more certainty of resources without increasing fiscal deficit targets. It is designed to create certainty of amounts collectible by tax authorities and certainty also to a taxpayer of the amount to be paid over time. The Company understands that the purpose of Provisional Measure 783, and its introduction now, is to settle challenges to assessments and related tax disputes in country and across industries so as to bring certainty to the country on the collectability of tax revenues.
In the context of recent unfavourable trends in outcomes for taxpayers in administrative tax proceedings, although with structures and fact patterns that differ from those of the Company, and recognizing the heightened cost and timing risk involved in continuing to pursue all legal rights ultimately through judicial courts noted above, the introduction of the Provisional Measure 783 provides an opportunity to settle tax assessment matters in a way the Company considers acceptable. In coming to the decision to participate in Provisional Measure 783, the Company balanced previous successes it has had throughout the legal process, including with other assessments of similar fact patterns, along with its strong legal opinions on the probability of success as the matters advance through the administrative process and, as necessary, the judicial courts, against the risks of continuing legal proceedings. Risks include, but are not limited to, the potential for the judicial court process to be protracted should the Company not prevail at the administrative level, the continuing accrual of interest during the legal proceedings and the obligation to post a bond or other security in the judicial court process. In other words, the Company selected commercial certainty over its legal position.
If Provisional Measure 783, as amended, is not enacted into law, the Company would retain its rights to continue to seek settlement at the administrative tribunal level or in judicial courts, if escalated, with the expectation that ultimately any potential tax payable will be minimized or eliminated.
By providing notification of participation in Provisional Measure 783, and should the law be formally adopted as proposed by the joint congressional commission, the Company would elect to make certain payments in full settlement. As indicated above, no interest or penalties will continue to accrue on the amounts assessed now that notification of participation has been provided. Although amendments may still be under discussion, it is currently contemplated that pending payments would be as highlighted below.
    2017: four monthly payments of Reais$47.2 million, or US$14.4 million between September to December
    2018: one payment of Reais$58.0 million, or US$17.6 million
In addition, certain deductions allowable under these amendments would provide for the significant reduction of a portion of the tax expense resulting in some of the amounts paid being recovered in future years.
Should Provisional Measure 783 be approved with none of the amendments proposed by the joint congressional committee, the 2017 payments above will be the same, and thereafter, annual payments would be made between the years 2018-2029 (12 years) of Reais$30.5 million, or US$9.2 million. Based on the fact that the law has not been substantially enacted at June 30, 2017, no accrual has been made.
There has been a decline of bureaucratic effectiveness in Brazil, with a resulting impact on the application of the rule of law. That decline has occurred mostly as a result of corruption allegations and scandals at executive government levels which has caused bureaucratic effectiveness to decline absent a strong and effective executive branch. Further, while judicial courts, particularly at higher levels, continue to abide by the rule of law and its attendant principles of adherence to precedent, this is less so at administrative and lower levels where decisions tend to be more ad hoc. Moreover, access to and governance by judicial courts has limitations. One such limitation is the financial burden imposed on those who take their disputes through the courts. Requiring a bond or other collateral to gain access to judicial courts has the effect of limiting access to those courts. This, in turn, strengthens the position of bureaucratic bodies in disputes. A further limitation is the time required for resolution of these assessments. The judicial process in Brazil, howsoever effective it is at providing resolution of disputes, requires years, often as long as a decade, during which costs, notably legal fees and management time, escalate and interest continues to accrue. In this context, the Company has considered, and now seeks to create, a more efficient commercial resolution of the matters relating to these assessments, recognizing that the cost to the Company exceeds the amount it believes it would be required to pay on resolution through the court process although, in the process, creating commercial certainty.

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12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards 34 Interim Financial Reporting ("IAS 34"). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2016 and in Note 1 to the Company's Condensed Consolidated Interim Financial Statements.

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Condensed Consolidated Interim Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the quarter ended June 30, 2017 are consistent with those disclosed in Note 4 to the Company's Consolidated Annual Financial Statements for the year ended December 31, 2016.

13.    NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	co-product cash costs per ounce of gold produced;

•	co-product cash costs per ounce of silver produced;

•	co-product cash costs per pound of copper produced;

•	all-in sustaining co-product costs per ounce of gold produced;

•	all-in sustaining co-product costs per ounce of silver produced;

•	all-in sustaining co-product costs per pound of copper produced;

•	adjusted operating cash flows;

•	net debt;

•	net free cash flow;

•	average realized price per ounce of gold sold;

•	average realized price per ounce of silver sold; and

•	average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by

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new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are duly noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS ("AISC")

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms co-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations. Cash costs are computed on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce. Silver production is no longer treated as a gold equivalent. The Company reports production and cost information for gold, silver and copper separately.

With this realignment, the KPIs are as follows:

•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

◦
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

◦	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs of copper on a co-product basis - shown on a per pound basis.

◦	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

Co-product AISC

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

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All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Co-product cash costs per ounce of gold and silver produced, and co-product all-in sustaining costs per ounce of gold and silver produced are from continuing operations and, as applicable, exclude Mercedes and Ernesto/Pau-a-Pique, a discontinued operation.

The following tables provide a reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Condensed Consolidated Interim Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, and to co-product AISC of gold produced, co-product AISC of silver produced and co-product AISC of copper produced. The table also presents total cost of sales on a per ounce or pound sold and co-product cash costs and co-product AISC on a per ounce or pound produced basis.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site. Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes. Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales in the following reconciliations to co-product cash costs and co-product AISC agrees to the Condensed Consolidated Interim Financial Statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations. All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs. The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

(i)	Reconciliation of cost of sales per the Condensed Consolidated Interim Financial Statements to co-product cash costs and co-product AISC from continuing operations:

For the three months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Consolidated (including Brio Gold)	Total Gold (including Brio Gold)	Total Silver (vi)	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$261.0	$207.8	$12.2	$41.0
Depletion, depreciation and amortization	111.9	99.5	5.3	7.1
Total cost of sales	372.9	307.3	17.5	48.1
Depletion, depreciation and amortization	(111.9)	(99.5)	(5.3)	(7.1)
Inventory movement	(3.6)	(6.4)	1.2	1.5
Treatment and refining charges (ii)	8.0	1.1	—	6.8
Commercial and other costs	(0.2)	—	—	(0.2)
Overseas freight for Chapada Concentrate	(2.9)	(0.6)	—	(2.3)
Total co-product cash cost	$262.3	$201.9	$13.4	$46.8
General and administrative, excluding share-based compensation (iii)	22.5	18.1	1.0	3.4
Sustaining capital expenditures (iv)	46.7	36.6	3.8	6.3
Exploration and evaluation expense (iii)	5.3	3.9	0.3	1.1
Total co-product AISC	$336.8	$260.5	$18.5	$57.6
Commercial gold/silver ounces, pounds of copper produced		288,831	1,323,399	29,096,220
Commercial gold/silver ounce, pounds of copper sold		278,187	1,255,538	25,179,995
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$747	$9.73	$1.63
DDA per gold/silver ounce, pound of copper sold		$358	$4.19	$0.28
Total cost of sales per gold/silver ounce, pound of copper sold		$1,105	$13.92	$1.91
Co-product cash cost per gold/silver ounce, pound of copper produced		$699	$10.19	$1.61
Co-product AISC per gold/silver ounce, pound of copper produced		$902	$14.04	$1.98

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For the three months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$49.9	$8.7	$0.2	$41.0
Depletion, depreciation and amortization	8.6	1.7	—	6.9
Total cost of sales	58.5	10.4	0.2	47.9
Depletion, depreciation and amortization	(8.6)	(1.7)	—	(6.9)
Inventory movement	1.9	0.4	—	1.5
Treatment and refining charges (ii)	8.0	1.2	—	6.8
Commercial and other costs	(0.2)	—	—	(0.2)
Overseas freight for Chapada Concentrate	(2.9)	(0.6)	—	(2.3)
Total co-product cash cost	56.7	$9.7	$0.2	$46.8
General and administrative, excluding share-based compensation (iii)	0.4	0.1	—	0.3
Sustaining capital expenditures (iv)	7.7	1.5	—	6.2
Exploration and evaluation expense (iii)	0.5	0.1	—	0.4
Total co-product AISC	65.3	$11.4	$0.2	$53.7
Commercial gold/silver ounces, pounds of copper produced		25,404	57,022	29,096,220
Commercial gold/silver ounce, pounds of copper sold		19,317	45,748	25,179,995
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$452	$3.90	$1.63
DDA per gold/silver ounce, pound of copper sold		$87	$0.75	$0.27
Total cost of sales per gold/silver ounce, pound of copper sold		$539	$4.65	$1.90
Co-product cash cost per gold/silver ounce, pound of copper produced		$381	$3.75	$1.61
Co-product AISC per gold/silver ounce, pound of copper produced		$448	$4.36	$1.84

For the three months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$39.8	$28.6	$11.2	$47.2
Depletion, depreciation and amortization	17.0	12.3	4.7	34.4
Total cost of sales	56.8	40.9	15.9	81.6
Depletion, depreciation and amortization	(17.0)	(12.3)	(4.7)	(34.4)
Inventory movement	3.1	2.0	1.1	(2.6)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	42.9	$30.6	$12.3	$44.6
General and administrative, excluding share-based compensation	—	—	—	1.0
Sustaining capital expenditures	11.4	8.1	3.3	8.9
Exploration and evaluation expense	0.3	0.2	0.1	0.2
Total co-product AISC	$54.6	$38.9	$15.7	$54.7
Commercial gold/silver ounces, pounds of copper produced		43,005	1,180,174	82,509
Commercial gold/silver ounce, pounds of copper sold		41,709	1,121,840	81,726
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$685	$9.98	$577
DDA per gold/silver ounce, pound of copper sold		$295	$4.21	$421
Total cost of sales per gold/silver ounce, pound of copper sold		$980	$14.20	$998
Co-product cash cost per gold/silver ounce, pound of copper produced		$710	$10.39	$540
Co-product AISC per gold/silver ounce, pound of copper produced		$903	$13.24	$662

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For the three months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$43.6	$18.4	$17.6	$0.8
Depletion, depreciation and amortization	16.4	9.5	9.1	0.4
Total cost of sales	60.0	27.9	26.7	1.2
Depletion, depreciation and amortization	(16.4)	(9.5)	(9.1)	(0.4)
Inventory movement	(6.2)	—	(0.2)	0.2
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$37.4	$18.4	$17.4	$1.0
General and administrative, excluding share-based compensation	—	—	—	—
Sustaining capital expenditures	0.9	7.4	7.0	0.4
Exploration and evaluation expense	—	0.5	0.5	—
Total co-product AISC	$38.3	$26.3	$24.9	$1.4
Commercial gold/silver ounces, pounds of copper produced	37,363		22,051	86,203
Commercial gold/silver ounce, pounds of copper sold	38,235		21,463	87,950
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$1,141		$818	$9.52
DDA per gold/silver ounce, pound of copper sold	$428		$424	$4.67
Total cost of sales per gold/silver ounce, pound of copper sold	$1,568		$1,242	$14.19
Co-product cash cost per gold/silver ounce, pound of copper produced	$1,002		$786	$11.66
Co-product AISC per gold/silver ounce, pound of copper produced	$1,026		$1,127	$16.85

For the three months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Jacobina Gold	Brio Gold	Corporate Office & Other Total	Corporate Office & Other Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$25.1	$37.1	$—	$—
Depletion, depreciation and amortization	12.7	11.6	1.7	1.4
Total cost of sales	37.8	48.7	1.7	1.4
Depletion, depreciation and amortization	(12.7)	(11.5)	(1.7)	(1.4)
Inventory movement	(0.6)	0.9	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$24.5	$38.1	$—	$—
General and administrative, excluding share-based compensation	0.2	4.2	16.9	12.7
Sustaining capital expenditures	4.1	5.7	0.4	0.3
Exploration and evaluation expense	—	0.1	3.7	2.8
Total co-product AISC	$28.8	$48.1	$21.0	$15.8
Commercial gold/silver ounces, pounds of copper produced	34,275	44,223
Commercial gold/silver ounce, pounds of copper sold	33,600	42,137
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$747	$880
DDA per gold/silver ounce, pound of copper sold	$379	$274
Total cost of sales per gold/silver ounce, pound of copper sold	$1,126	$1,154
Co-product cash cost per gold/silver ounce, pound of copper produced	$714	$859
Co-product AISC per gold/silver ounce, pound of copper produced	$841	$1,085

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For the three months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—
Depletion, depreciation and amortization	0.1	0.2
Total cost of sales	0.1	0.2
Depletion, depreciation and amortization	(0.1)	(0.2)
Inventory movement	—	—
Treatment and refining charges	—	—
Commercial and other costs	—	—
Overseas freight for Chapada Concentrate	—	—
Total co-product cash cost	$—	$—
General and administrative, excluding share-based compensation	1.0	3.2
Sustaining capital expenditures	—	0.1
Exploration and evaluation expense	0.2	0.7
Total co-product AISC	$1.2	$4.0
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold
DDA per gold/silver ounce, pound of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product AISC per gold/silver ounce, pound of copper produced

For the three months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)
Cost of sales excluding depletion, depreciation and amortization (i)	$207.8	$(9.7)	$198.1
Depletion, depreciation and amortization	99.5	(1.9)	97.6
Total cost of sales	307.3	(11.6)	295.7
Depletion, depreciation and amortization	(99.5)	1.9	(97.6)
Inventory movement	(6.4)	(0.6)	(7.0)
Treatment and refining charges	1.1	0.1	1.2
Commercial and other costs	—	—	—
Overseas freight for Chapada Concentrate	(0.6)	—	(0.6)
Total co-product cash cost	$201.9	$(10.2)	$191.7
General and administrative, excluding share-based compensation	18.1	(0.2)	17.9
Sustaining capital expenditures	36.6	(2.5)	34.1
Exploration and evaluation expense	3.9	(0.1)	3.8
Total co-product AISC	$260.5	$(13.0)	$247.5
Commercial gold/silver ounces, pounds of copper produced	288,831		275,437
Commercial gold/silver ounce, pounds of copper sold	278,187		259,899
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$747		$762
DDA per gold/silver ounce, pound of copper sold	$358		$376
Total cost of sales per gold/silver ounce, pound of copper sold	$1,105		$1,138
Co-product cash cost per gold/silver ounce, pound of copper produced	$699		$696
Co-product AISC per gold/silver ounce, pound of copper produced	$902		$899

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For the three months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Gold (including Brio Gold)	Brio Gold	Total Gold (excluding Brio Gold) (v)
Cost of sales excluding depletion, depreciation and amortization (i)	$207.8	$(37.1)	$170.7
Depletion, depreciation and amortization	99.5	(11.6)	87.9
Total cost of sales	307.3	(48.7)	258.6
Depletion, depreciation and amortization	(99.5)	11.6	(87.9)
Inventory movement	(6.4)	(0.8)	(7.2)
Treatment and refining charges	1.1	—	1.1
Commercial and other costs	—	—	—
Overseas freight for Chapada Concentrate	(0.6)	—	(0.6)
Total co-product cash cost	$201.9	$(37.9)	$164.0
General and administrative, excluding share-based compensation	18.1	(4.2)	13.9
Sustaining capital expenditures	36.6	(5.7)	30.9
Exploration and evaluation expense	3.9	(0.2)	3.7
Total co-product AISC	$260.5	$(48.0)	$212.5
Commercial gold/silver ounces, pounds of copper produced	288,831		244,608
Commercial gold/silver ounce, pounds of copper sold	278,187		236,050
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$747		$723
DDA per gold/silver ounce, pound of copper sold	$358		$372
Total cost of sales per gold/silver ounce, pound of copper sold	$1,105		$1,096
Co-product cash cost per gold/silver ounce, pound of copper produced	$699		$671
Co-product AISC per gold/silver ounce, pound of copper produced	$902		$869

For the three months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Consolidated (including Brio Gold)	Total Gold (including Brio Gold)	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	266.6	208.0	14.1	44.5
Depletion, depreciation and amortization	117.1	98.9	7.1	11.1
Total cost of sales	383.7	306.9	21.2	55.6
Depletion, depreciation and amortization	(117.1)	(98.9)	(7.1)	(11.1)
Inventory movement	(13.1)	(6.1)	0.1	(7.1)
Treatment and refining charges	7.9	1.1	—	6.8
Commercial and other costs	(1.2)	(0.2)	—	(1.0)
Overseas freight for Chapada Concentrate	(1.8)	(0.3)	—	(1.5)
Total co-product cash cost	258.5	202.5	14.3	41.7
General and administrative, excluding share-based compensation	19.7	16.1	1.2	2.4
Sustaining capital expenditures	74.0	55.6	4.3	14.1
Exploration and evaluation expense	5.3	3.9	0.8	0.6
Total co-product AISC	357.4	278.0	20.6	58.8
Commercial gold/silver ounces, pounds of copper produced		290,137	1,687,644	23,160,208
Commercial gold/silver ounce, pounds of copper sold		291,152	1,684,432	25,992,123
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$714	$8.38	$1.71
DDA per gold/silver ounce, pound of copper sold		$340	$4.21	$0.43
Total cost of sales per gold/silver ounce, pound of copper sold		$1,054	$12.60	$2.14
Co-product cash cost per gold/silver ounce, pound of copper produced		$698	$8.47	$1.80
Co-product AISC per gold/silver ounce, pound of copper produced		$959	$12.18	$2.54

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For the three months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$54.7	10.0	0.2	44.5
Depletion, depreciation and amortization	$13.6	2.7	0.1	10.8
Total cost of sales	$68.3	12.6	0.2	55.4
Depletion, depreciation and amortization	$(13.6)	(2.7)	(0.1)	(10.8)
Inventory movement	$(8.7)	(1.6)	—	(7.1)
Treatment and refining charges	$7.9	1.1	—	6.8
Commercial and other costs	$(1.2)	(0.2)	—	(1.0)
Overseas freight for Chapada Concentrate	$(1.8)	(0.3)	—	(1.5)
Total co-product cash cost	$50.9	9.0	0.2	41.7
General and administrative, excluding share-based compensation	$0.4	0.1	—	0.3
Sustaining capital expenditures	$17.5	3.4	0.1	14.0
Exploration and evaluation expense	$0.4	0.1	—	0.3
Total co-product AISC	$69.2	12.6	0.3	56.3
Commercial gold/silver ounces, pounds of copper produced		17,299	52,642	23,160,208
Commercial gold/silver ounce, pounds of copper sold		17,238	45,214	25,992,124
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$578	$3.81	$1.71
DDA per gold/silver ounce, pound of copper sold		$154	$1.20	$0.42
Total cost of sales per gold/silver ounce, pound of copper sold		$732	$5.00	$2.13
Co-product cash cost per gold/silver ounce, pound of copper produced		$521	$3.81	$1.80
Co-product AISC per gold/silver ounce, pound of copper produced		$727	$5.20	$2.43

For the three months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$48.2	$35.3	$12.9	$46.8
Depletion, depreciation and amortization	24.6	18.2	6.4	31.9
Total cost of sales	72.8	53.5	19.3	78.7
Depletion, depreciation and amortization	(24.6)	(18.2)	(6.4)	(31.9)
Inventory movement	1.9	1.8	0.1	(1.8)
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$50.1	$37.1	$13.0	$45.0
General and administrative, excluding share-based compensation	—	—	—	1.1
Sustaining capital expenditures	15.0	11.1	3.9	16.7
Exploration and evaluation expense	2.3	1.7	0.6	0.1
Total co-product AISC	$67.4	$49.9	$17.5	$62.9
Commercial gold/silver ounces, pounds of copper produced		54,123	1,522,242	72,503
Commercial gold/silver ounce, pounds of copper sold		52,252	1,529,780	76,323
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$676	$8.41	$613
DDA per gold/silver ounce, pound of copper sold		$349	$4.20	$418
Total cost of sales per gold/silver ounce, pound of copper sold		$1,025	$12.62	$1,030
Co-product cash cost per gold/silver ounce, pound of copper produced		$686	$8.54	$620
Co-product AISC per gold/silver ounce, pound of copper produced		$923	$11.50	$867

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For the three months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$36.5	$19.6	$18.5	$1.1
Depletion, depreciation and amortization	10.3	8.9	8.4	0.5
Total cost of sales	46.8	28.5	26.9	1.6
Depletion, depreciation and amortization	(10.3)	(8.9)	(8.4)	(0.5)
Inventory movement	(3.1)	0.6	0.6	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$33.3	$20.2	$19.0	$1.1
General and administrative, excluding share-based compensation	0.5	—	—	—
Sustaining capital expenditures	1.1	5.2	4.9	0.3
Exploration and evaluation expense	—	0.1	0.1	—
Total co-product AISC	$34.9	$25.5	$24.0	$1.4
Commercial gold/silver ounces, pounds of copper produced	40,264		24,211	112,760
Commercial gold/silver ounce, pounds of copper sold	40,865		23,110	109,438
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$892		$798	$9.86
DDA per gold/silver ounce, pound of copper sold	$253		$364	$4.44
Total cost of sales per gold/silver ounce, pound of copper sold	$1,145		$1,163	$14.31
Co-product cash cost per gold/silver ounce, pound of copper produced	$828		$785	$9.70
Co-product AISC per gold/silver ounce, pound of copper produced	$866		$990	$12.20

For the three months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Jacobina Gold	Brio Gold	Corporate Office & Other Total	Corporate Office & Other Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$23.2	$37.8	$—	$—
Depletion, depreciation and amortization	10.1	15.7	1.9	1.6
Total cost of sales	33.3	53.5	1.9	1.6
Depletion, depreciation and amortization	(10.1)	(15.7)	(1.9)	(1.6)
Inventory movement	(2.5)	0.4	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$20.7	$38.2	$—	$—
General and administrative, excluding share-based compensation	0.2	0.2	17.4	14.1
Sustaining capital expenditures	8.7	9.2	0.6	0.5
Exploration and evaluation expense	—	—	2.4	1.9
Total co-product AISC	$29.6	$47.6	$20.4	$16.5
Commercial gold/silver ounces, pounds of copper produced	29,002	52,737
Commercial gold/silver ounce, pounds of copper sold	29,133	52,230
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$796	$724
DDA per gold/silver ounce, pound of copper sold	$347	$301
Total cost of sales per gold/silver ounce, pound of copper sold	$1,143	$1,025
Co-product cash cost per gold/silver ounce, pound of copper produced	$714	$725
Co-product AISC per gold/silver ounce, pound of copper produced	$1,022	$904

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For the three months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—
Depletion, depreciation and amortization	0.1	0.2
Total cost of sales	0.1	0.2
Depletion, depreciation and amortization	(0.1)	(0.2)
Inventory movement	—	—
Treatment and refining charges	—	—
Commercial and other costs	—	—
Overseas freight for Chapada Concentrate	—	—
Total co-product cash cost	$—	$—
General and administrative, excluding share-based compensation	1.2	2.1
Sustaining capital expenditures	—	0.1
Exploration and evaluation expense	0.2	0.3
Total co-product AISC	$1.4	$2.5
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold
DDA per gold/silver ounce, pound of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product AISC per gold/silver ounce, pound of copper produced

For the three months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Yamana Gold equityholders)	Total Gold (attributable to Non-Controlling Interests)
Cost of sales excluding depletion, depreciation and amortization (i)	$208.0	$(208.0)	$—
Depletion, depreciation and amortization	98.9	(98.9)	—
Total cost of sales	306.9	(306.9)	—
Depletion, depreciation and amortization	(98.9)	98.9	—
Inventory movement	(6.1)	6.1	—
Treatment and refining charges	1.1	(1.1)	—
Commercial and other costs	(0.2)	0.2	—
Overseas freight for Chapada Concentrate	(0.3)	0.3	—
Total co-product cash cost	$202.5	$(202.5)	$—
General and administrative, excluding share-based compensation	16.1	(16.1)	—
Sustaining capital expenditures	55.6	(55.6)	—
Exploration and evaluation expense	3.9	(3.9)	—
Total co-product AISC	$278.1	$(278.1)	$—
Commercial gold/silver ounces, pounds of copper produced	290,137		—
Commercial gold/silver ounce, pounds of copper sold	291,152		—
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$714		$—
DDA per gold/silver ounce, pound of copper sold	$340		$—
Total cost of sales per gold/silver ounce, pound of copper sold	$1,054		$—
Co-product cash cost per gold/silver ounce, pound of copper produced	$698		$—
Co-product AISC per gold/silver ounce, pound of copper produced	$959		$—

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For the three months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Gold (including Brio Gold)	Brio Gold	Total Gold (excluding Brio Gold) (v)
Cost of sales excluding depletion, depreciation and amortization (i)	$208.0	$(37.9)	$170.1
Depletion, depreciation and amortization	98.9	(15.7)	83.2
Total cost of sales	306.9	(53.6)	253.3
Depletion, depreciation and amortization	(98.9)	15.7	(83.2)
Inventory movement	(6.1)	(0.5)	(6.6)
Treatment and refining charges	1.1	—	1.1
Commercial and other costs	(0.2)	—	(0.2)
Overseas freight for Chapada Concentrate	(0.3)	—	(0.3)
Total co-product cash cost	$202.5	$(38.4)	$164.1
General and administrative, excluding share-based compensation	16.1	(0.2)	15.9
Sustaining capital expenditures	55.6	(9.2)	46.4
Exploration and evaluation expense	3.9	—	3.9
Total co-product AISC	$278.0	$(47.8)	$230.3
Commercial gold/silver ounces, pounds of copper produced	290,137		237,402
Commercial gold/silver ounce, pounds of copper sold	291,152		238,922
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$714		$712
DDA per gold/silver ounce, pound of copper sold	$340		$348
Total cost of sales per gold/silver ounce, pound of copper sold	$1,054		$1,060
Co-product cash cost per gold/silver ounce, pound of copper produced	$698		$692
Co-product AISC per gold/silver ounce, pound of copper produced	$959		$969

For the six months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Consolidated (including Brio Gold)	Total Gold (including Brio Gold)	Total Silver (vi)	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$499.0	$394.1	$24.0	$80.9
Depletion, depreciation and amortization	217.8	194.9	10.2	12.8
Total cost of sales	716.8	307.3	34.2	93.7
Depletion, depreciation and amortization	(217.8)	(194.9)	(10.2)	(12.8)
Inventory movement	2.4	(2.5)	0.6	4.3
Treatment and refining charges (ii)	15.8	2.3	0.1	13.5
Commercial and other costs	(0.8)	(0.2)	—	(0.6)
Overseas freight for Chapada Concentrate	(5.1)	(1.0)	—	(4.1)
Total co-product cash cost	$511.3	$201.9	$24.7	$94.0
General and administrative, excluding share-based compensation (iii)	44.3	35.5	1.9	6.9
Sustaining capital expenditures (iv)	97.7	75.5	6.8	15.4
Exploration and evaluation expense (iii)	9.5	7.0	0.6	1.9
Total co-product AISC	$662.8	$260.5	$34.0	$118.2
Commercial gold/silver ounces, pounds of copper produced		555,016	2,402,507	55,616,085
Commercial gold/silver ounce, pounds of copper sold		546,103	2,349,435	50,383,602
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$722	$10.23	$1.61
DDA per gold/silver ounce, pound of copper sold		$357	$4.35	$0.25
Total cost of sales per gold/silver ounce, pound of copper sold		$1,079	$14.58	$1.86
Co-product cash cost per gold/silver ounce, pound of copper produced		$708	$10.26	$1.69
Co-product AISC per gold/silver ounce, pound of copper produced		$920	$14.12	$2.12

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For the six months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$98.6	$17.3	$0.4	$80.9
Depletion, depreciation and amortization	15.3	3.0	0.1	12.2
Total cost of sales	113.9	20.3	0.5	93.1
Depletion, depreciation and amortization	(15.3)	(3.0)	(0.1)	(12.2)
Inventory movement	5.4	1.1	—	4.3
Treatment and refining charges (ii)	15.9	2.3	0.1	13.5
Commercial and other costs	(0.8)	(0.2)	—	(0.6)
Overseas freight for Chapada Concentrate	(5.1)	(1.0)	—	(4.1)
Total co-product cash cost	114.0	$19.5	$0.5	$94.0
General and administrative, excluding share-based compensation (iii)	0.4	0.1	—	0.3
Sustaining capital expenditures (iv)	19.1	3.7	0.1	15.3
Exploration and evaluation expense (iii)	0.9	0.2	—	0.7
Total co-product AISC	134.4	$23.5	$0.6	$110.3
Commercial gold/silver ounces, pounds of copper produced		44,493	112,948	55,616,085
Commercial gold/silver ounce, pounds of copper sold		40,723	69,607	50,383,602
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$425	$5.07	$1.61
DDA per gold/silver ounce, pound of copper sold		$74	$0.88	$0.24
Total cost of sales per gold/silver ounce, pound of copper sold		$498	$5.95	$1.85
Co-product cash cost per gold/silver ounce, pound of copper produced		$438	$3.72	$1.69
Co-product AISC per gold/silver ounce, pound of copper produced		$528	$4.44	$1.98

For the six months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$77.0	$55.0	$22.0	$83.7
Depletion, depreciation and amortization	32.8	23.7	9.1	66.2
Total cost of sales	109.8	78.7	31.1	149.9
Depletion, depreciation and amortization	(32.8)	(23.7)	(9.1)	(66.2)
Inventory movement	1.7	1.2	0.5	0.6
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	78.7	$56.2	$22.5	$84.3
General and administrative, excluding share-based compensation	—	—	—	2.2
Sustaining capital expenditures	21.2	15.1	6.1	19.0
Exploration and evaluation expense	0.5	0.4	0.1	0.3
Total co-product AISC	$100.4	$71.7	$28.7	$105.8
Commercial gold/silver ounces, pounds of copper produced		76,642	2,140,994	153,891
Commercial gold/silver ounce, pounds of copper sold		76,273	2,120,300	148,269
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$721	$10.36	$564
DDA per gold/silver ounce, pound of copper sold		$311	$4.29	$447
Total cost of sales per gold/silver ounce, pound of copper sold		$1,031	$14.65	$1,011
Co-product cash cost per gold/silver ounce, pound of copper produced		$733	$10.48	$548
Co-product AISC per gold/silver ounce, pound of copper produced		$935	$13.38	$687

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For the six months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$73.5	$40.4	$38.7	$1.7
Depletion, depreciation and amortization	30.4	20.5	19.6	0.9
Total cost of sales	103.9	60.9	58.3	2.6
Depletion, depreciation and amortization	(30.4)	(20.5)	(19.6)	(0.9)
Inventory movement	(5.5)	(1.3)	(1.4)	0.1
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$68.0	$39.1	$37.3	$1.8
General and administrative, excluding share-based compensation	(0.1)	—	—	—
Sustaining capital expenditures	2.1	13.0	12.4	0.6
Exploration and evaluation expense	—	0.9	0.9	—
Total co-product AISC	$70.0	$53.0	$50.6	$2.4
Commercial gold/silver ounces, pounds of copper produced	75,091		43,736	148,565
Commercial gold/silver ounce, pounds of copper sold	76,431		45,179	159,528
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$962		$858	$10.78
DDA per gold/silver ounce, pound of copper sold	$398		$435	$5.55
Total cost of sales per gold/silver ounce, pound of copper sold	$1,360		$1,292	$16.33
Co-product cash cost per gold/silver ounce, pound of copper produced	$906		$855	$12.16
Co-product AISC per gold/silver ounce, pound of copper produced	$933		$1,161	$16.82

For the six months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Jacobina Gold	Brio Gold	Corporate Office & Other Total	Corporate Office & Other Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$48.2	$77.8	$—	$—
Depletion, depreciation and amortization	23.6	25.4	3.6	2.8
Total cost of sales	71.8	103.2	3.6	2.8
Depletion, depreciation and amortization	(23.6)	(25.4)	(3.6)	(2.8)
Inventory movement	(1.4)	2.8	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$46.8	$80.6	$—	$—
General and administrative, excluding share-based compensation	0.4	7.6	33.8	25.4
Sustaining capital expenditures	9.7	12.9	0.7	0.5
Exploration and evaluation expense	—	0.4	6.5	4.9
Total co-product AISC	$56.9	$101.5	$41.0	$30.8
Commercial gold/silver ounces, pounds of copper produced	66,402	94,762
Commercial gold/silver ounce, pounds of copper sold	66,856	92,372
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$720	$842
DDA per gold/silver ounce, pound of copper sold	$353	$275
Total cost of sales per gold/silver ounce, pound of copper sold	$1,074	$1,117
Co-product cash cost per gold/silver ounce, pound of copper produced	$704	$851
Co-product AISC per gold/silver ounce, pound of copper produced	$855	$1,070

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For the six months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—
Depletion, depreciation and amortization	0.2	0.5
Total cost of sales	0.2	0.5
Depletion, depreciation and amortization	(0.2)	(0.5)
Inventory movement	—	—
Treatment and refining charges	—	—
Commercial and other costs	—	—
Overseas freight for Chapada Concentrate	—	—
Total co-product cash cost	$—	$—
General and administrative, excluding share-based compensation	1.9	6.6
Sustaining capital expenditures	—	0.1
Exploration and evaluation expense	0.4	1.3
Total co-product AISC	$2.3	$8.0
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold
DDA per gold/silver ounce, pound of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product AISC per gold/silver ounce, pound of copper produced

For the six months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Non-controlling Interests)	Total Gold (attributable to Yamana Gold equityholders)
Cost of sales excluding depletion, depreciation and amortization (i)	$394.1	$(16.1)	$378.0
Depletion, depreciation and amortization	194.9	(1.9)	193.0
Total cost of sales	589.0	(18.0)	571.0
Depletion, depreciation and amortization	(194.9)	1.9	(193.0)
Inventory movement	(2.5)	(1.2)	(3.7)
Treatment and refining charges	2.3	0.1	2.4
Commercial and other costs	(0.2)	—	(0.2)
Overseas freight for Chapada Concentrate	(1.0)	(0.1)	(1.1)
Total co-product cash cost	$392.7	$(17.3)	$375.4
General and administrative, excluding share-based compensation	35.5	1.1	36.6
Sustaining capital expenditures	75.5	(5.7)	69.8
Exploration and evaluation expense	7.0	(0.2)	6.8
Total co-product AISC	$510.7	$(22.1)	$488.6
Commercial gold/silver ounces, pounds of copper produced	555,016		532,972
Commercial gold/silver ounce, pounds of copper sold	546,103		505,090
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$722		$748
DDA per gold/silver ounce, pound of copper sold	$357		$382
Total cost of sales per gold/silver ounce, pound of copper sold	$1,079		$1,130
Co-product cash cost per gold/silver ounce, pound of copper produced	$708		$704
Co-product AISC per gold/silver ounce, pound of copper produced	$920		$917

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For the six months ended June 30, 2017 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Gold (including Brio Gold)	Brio Gold	Total Gold (excluding Brio Gold) (v)
Cost of sales excluding depletion, depreciation and amortization (i)	$394.1	$(77.8)	$316.3
Depletion, depreciation and amortization	194.9	(25.4)	169.5
Total cost of sales	307.3	(103.2)	485.8
Depletion, depreciation and amortization	(194.9)	25.4	(169.5)
Inventory movement	(2.5)	(2.8)	(5.3)
Treatment and refining charges	2.3	—	2.3
Commercial and other costs	(0.2)	—	(0.2)
Overseas freight for Chapada Concentrate	(1.0)	—	(1.0)
Total co-product cash cost	$201.9	$(80.6)	$312.1
General and administrative, excluding share-based compensation	35.5	(7.6)	27.9
Sustaining capital expenditures	75.5	(12.9)	62.6
Exploration and evaluation expense	7.0	(0.4)	6.6
Total co-product AISC	$260.5	$(101.5)	$409.2
Commercial gold/silver ounces, pounds of copper produced	555,016		460,254
Commercial gold/silver ounce, pounds of copper sold	546,103		453,731
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$722		$697
DDA per gold/silver ounce, pound of copper sold	$357		$374
Total cost of sales per gold/silver ounce, pound of copper sold	$1,079		$1,071
Co-product cash cost per gold/silver ounce, pound of copper produced	$708		$678
Co-product AISC per gold/silver ounce, pound of copper produced	$920		$889

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Consolidated (including Brio Gold)	Total Gold (including Brio Gold)	Total Silver	Total Copper
Cost of sales excluding depletion, depreciation and amortization (i)	483.7	377.3	27.9	78.5
Depletion, depreciation and amortization	222.0	188.1	14.9	18.9
Total cost of sales	705.7	565.4	42.8	97.4
Depletion, depreciation and amortization	(222.0)	(188.1)	(14.9)	(18.9)
Inventory movement	(9.5)	(5.4)	0.2	(4.3)
Treatment and refining charges	15.0	2.1	0.1	12.8
Commercial and other costs	(2.0)	(0.4)	—	(1.7)
Overseas freight for Chapada Concentrate	(4.6)	(0.8)	—	(3.8)
Total co-product cash cost	482.5	372.8	28.2	81.5
General and administrative, excluding share-based compensation	38.7	31.6	2.3	4.8
Sustaining capital expenditures	120.1	90.3	7.8	22.0
Exploration and evaluation expense	8.4	6.3	1.1	1.0
Total co-product AISC	649.7	501.0	39.4	109.3
Commercial gold/silver ounces, pounds of copper produced		573,894	3,489,673	49,030,933
Commercial gold/silver ounce, pounds of copper sold		567,741	3,440,526	48,674,625
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$665	$8.11	$1.61
DDA per gold/silver ounce, pound of copper sold		$331	$4.33	$0.39
Total cost of sales per gold/silver ounce, pound of copper sold		$996	$12.44	$2.00
Co-product cash cost per gold/silver ounce, pound of copper produced		$650	$8.06	$1.66
Co-product AISC per gold/silver ounce, pound of copper produced		$874	$11.28	$2.23

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For the six months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$96.4	17.6	0.3	78.5
Depletion, depreciation and amortization	$22.9	4.5	0.1	18.3
Total cost of sales	$119.3	22.1	0.4	96.8
Depletion, depreciation and amortization	$(22.9)	(4.5)	(0.1)	(18.3)
Inventory movement	$(5.5)	(1.2)	—	(4.3)
Treatment and refining charges	$15.0	2.1	0.1	12.8
Commercial and other costs	$(2.1)	(0.4)	—	(1.7)
Overseas freight for Chapada Concentrate	$(4.6)	(0.8)	—	(3.8)
Total co-product cash cost	$99.2	17.3	0.4	81.5
General and administrative, excluding share-based compensation	$0.4	0.1	—	0.3
Sustaining capital expenditures	$27.2	5.3	0.1	21.8
Exploration and evaluation expense	$0.6	0.1	—	0.5
Total co-product AISC	$127.4	22.8	0.5	104.1
Commercial gold/silver ounces, pounds of copper produced		38,338	112,157	49,030,934
Commercial gold/silver ounce, pounds of copper sold		31,987	46,577	48,674,625
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$550	$6.24	$1.61
DDA per gold/silver ounce, pound of copper sold		$140	$1.96	$0.38
Total cost of sales per gold/silver ounce, pound of copper sold		$690	$8.21	$1.99
Co-product cash cost per gold/silver ounce, pound of copper produced		$453	$3.29	$1.66
Co-product AISC per gold/silver ounce, pound of copper produced		$597	$4.30	$2.10

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$95.1	$69.6	$25.5	$85.5
Depletion, depreciation and amortization	50.0	36.7	13.3	59.2
Total cost of sales	145.1	106.3	38.8	144.7
Depletion, depreciation and amortization	(50.0)	(36.7)	(13.3)	(59.2)
Inventory movement	0.6	0.7	(0.1)	0.5
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$95.7	$70.3	$25.4	$86.0
General and administrative, excluding share-based compensation	—	—	—	2.1
Sustaining capital expenditures	26.7	19.6	7.1	25.7
Exploration and evaluation expense	2.9	2.1	0.8	0.2
Total co-product AISC	$125.3	$92.0	$33.3	$114.0
Commercial gold/silver ounces, pounds of copper produced		110,570	3,130,479	146,115
Commercial gold/silver ounce, pounds of copper sold		110,706	3,167,830	144,393
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold		$628	$8.04	$592
DDA per gold/silver ounce, pound of copper sold		$331	$4.20	$410
Total cost of sales per gold/silver ounce, pound of copper sold		$960	$12.25	$1,002
Co-product cash cost per gold/silver ounce, pound of copper produced		$635	$8.10	$588
Co-product AISC per gold/silver ounce, pound of copper produced		$832	$10.60	$780

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For the six months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Gualcamayo Gold	Minera Florida Total	Minera Florida Gold	Minera Florida Silver
Cost of sales excluding depletion, depreciation and amortization (i)	$67.4	$38.3	$36.2	$2.1
Depletion, depreciation and amortization	19.3	19.3	18.1	1.2
Total cost of sales	86.7	57.6	54.3	3.3
Depletion, depreciation and amortization	(19.3)	(19.3)	(18.1)	(1.2)
Inventory movement	(4.8)	2.0	1.7	0.3
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$62.6	$40.3	$37.9	$2.4
General and administrative, excluding share-based compensation	0.2	—	—	—
Sustaining capital expenditures	1.7	9.0	8.5	0.5
Exploration and evaluation expense	—	0.2	0.2	—
Total co-product AISC	$64.5	$49.5	$46.6	$2.9
Commercial gold/silver ounces, pounds of copper produced	76,867		49,923	247,036
Commercial gold/silver ounce, pounds of copper sold	79,074		48,659	226,119
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$853		$744	$9.45
DDA per gold/silver ounce, pound of copper sold	$244		$372	$5.09
Total cost of sales per gold/silver ounce, pound of copper sold	$1,097		$1,115	$14.55
Co-product cash cost per gold/silver ounce, pound of copper produced	$814		$758	$9.67
Co-product AISC per gold/silver ounce, pound of copper produced	$839		$933	$11.80

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Jacobina Gold	Brio Gold	Corporate Office & Other Total	Corporate Office & Other Gold
Cost of sales excluding depletion, depreciation and amortization (i)	$40.3	$60.8	$—	$—
Depletion, depreciation and amortization	19.4	26.7	5.3	4.3
Total cost of sales	59.7	87.5	5.3	4.3
Depletion, depreciation and amortization	(19.4)	(26.7)	(5.3)	(4.3)
Inventory movement	(3.4)	1.2	—	—
Treatment and refining charges	—	—	—	—
Commercial and other costs	—	—	—	—
Overseas freight for Chapada Concentrate	—	—	—	—
Total co-product cash cost	$36.9	$62.0	$—	$—
General and administrative, excluding share-based compensation	0.3	2.1	33.5	26.7
Sustaining capital expenditures	14.9	13.6	1.2	1.0
Exploration and evaluation expense	—	—	4.5	3.6
Total co-product AISC	$52.1	$77.7	$39.2	$31.3
Commercial gold/silver ounces, pounds of copper produced	58,972	93,109
Commercial gold/silver ounce, pounds of copper sold	59,592	93,330
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$676	$652
DDA per gold/silver ounce, pound of copper sold	$326	$286
Total cost of sales per gold/silver ounce, pound of copper sold	$1,001	$937
Co-product cash cost per gold/silver ounce, pound of copper produced	$626	$666
Co-product AISC per gold/silver ounce, pound of copper produced	$884	$815

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For the six months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding depletion, depreciation and amortization (i)	$—	$—
Depletion, depreciation and amortization	0.3	0.6
Total cost of sales	0.3	0.6
Depletion, depreciation and amortization	(0.3)	(0.6)
Inventory movement	—	—
Treatment and refining charges	—	—
Commercial and other costs	—	—
Overseas freight for Chapada Concentrate	—	—
Total co-product cash cost	$—	$—
General and administrative, excluding share-based compensation	2.3	4.5
Sustaining capital expenditures	0.1	0.2
Exploration and evaluation expense	0.3	0.6
Total co-product AISC	$2.7	$5.3
Commercial gold/silver ounces, pounds of copper produced
Commercial gold/silver ounce, pounds of copper sold
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold
DDA per gold/silver ounce, pound of copper sold
Total cost of sales per gold/silver ounce, pound of copper sold
Co-product cash cost per gold/silver ounce, pound of copper produced
Co-product AISC per gold/silver ounce, pound of copper produced

For the six months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Gold (including Brio Gold)	Brio Gold (Attributable to Yamana Gold equityholders)	Total Gold (attributable to Non-Controlling Interests)
Cost of sales excluding depletion, depreciation and amortization (i)	$377.3	$(377.3)
Depletion, depreciation and amortization	188.1	(188.1)
Total cost of sales	565.4	(565.4)	—
Depletion, depreciation and amortization	(188.1)	188.1
Inventory movement	(5.4)	5.4
Treatment and refining charges	2.1	(2.1)
Commercial and other costs	(0.4)	0.4
Overseas freight for Chapada Concentrate	(0.8)	0.8
Total co-product cash cost	$372.8	$(372.8)	$—
General and administrative, excluding share-based compensation	31.6	(31.6)
Sustaining capital expenditures	90.3	(90.3)
Exploration and evaluation expense	6.3	(6.3)
Total co-product AISC	$501.0	$(501.0)	$—
Commercial gold/silver ounces, pounds of copper produced	573,894
Commercial gold/silver ounce, pounds of copper sold	567,741
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$665
DDA per gold/silver ounce, pound of copper sold	$331
Total cost of sales per gold/silver ounce, pound of copper sold	$996
Co-product cash cost per gold/silver ounce, pound of copper produced	$650
Co-product AISC per gold/silver ounce, pound of copper produced	$874

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For the six months ended June 30, 2016 (In millions of US Dollars, except ounces/pounds and per ounce/pound amounts)	Total Gold (including Brio Gold)	Brio Gold	Total Gold (excluding Brio Gold) (v)
Cost of sales excluding depletion, depreciation and amortization (i)	$377.3	$(60.8)	$316.5
Depletion, depreciation and amortization	188.1	(26.7)	161.4
Total cost of sales	565.4	(87.5)	477.9
Depletion, depreciation and amortization	(188.1)	26.7	(161.4)
Inventory movement	(5.4)	(1.2)	(6.6)
Treatment and refining charges	2.1	—	2.1
Commercial and other costs	(0.4)	—	(0.4)
Overseas freight for Chapada Concentrate	(0.8)	—	(0.8)
Total co-product cash cost	$372.8	$(62.0)	$310.8
General and administrative, excluding share-based compensation	31.6	(2.1)	29.5
Sustaining capital expenditures	90.3	(13.6)	76.7
Exploration and evaluation expense	6.3	—	6.3
Total co-product AISC	$501.0	$(77.7)	$423.3
Commercial gold/silver ounces, pounds of copper produced	573,894		480,785
Commercial gold/silver ounce, pounds of copper sold	567,741		474,411
Cost of sales excluding DDA per gold/silver ounce, pound of copper sold	$665		$667
DDA per gold/silver ounce, pound of copper sold	$331		$340
Total cost of sales per gold/silver ounce, pound of copper sold	$996		$1,007
Co-product cash cost per gold/silver ounce, pound of copper produced	$650		$647
Co-product AISC per gold/silver ounce, pound of copper produced	$874		$879

(i)
Cost of sales includes non-cash items including the impact of the movement in inventory. Beginning January 1, 2016, the Company revised the presentation of the reportable cash costs and comparative balances have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2015 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iv)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(v)
Total Gold (from Yamana Mines) equals to Total Gold less Brio Gold Mines in this table. Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 19(b) Operating Segments, Information about Profit and Loss, to the Condensed Consolidated Interim Financial Statements.

(vi)
Quantities sold for the purpose of determining cost of sales per silver ounce sold exclude silver sales for Canadian Malartic, as silver is considered a by-product for the mine, and therefore all costs are allocated to gold production.

ADJUSTED OPERATING CASH FLOWS

The Company uses the financial measures “Adjusted Operating Cash Flows", which is a non-GAAP financial measure, to supplement information in its Condensed Consolidated Interim Financial Statements. Adjusted Operating Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance by excluding certain items from cash flows from operating activities. The presentation of Adjusted Operating Cash Flows is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Operating Cash Flows is calculated as the sum of cash flows from operating activities before changes in working capital subtracting the impact of advance payments on metal purchase agreement. Reconciliations of Adjusted Operating Cash Flows are provided in Section 4.1: Financial Statistics of the MD&A for the three and six months ended June 30, 2017.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Condensed Consolidated Interim Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed

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by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of the non-GAAP financial measure is provided below:

As at, (In millions of US Dollars)	June 30, 2017	December 31, 2016
Debt
Non-current portion	$1,599.8	$1,573.8
Current portion	110.4	18.6
Total debt	$1,710.2	$1,592.4
Less: Cash and cash equivalents	132.3	97.4
Net Debt (i)	$1,577.9	$1,495.0

(i)	Beginning January 1, 2016, the Company revised the presentation of net debt and comparative balances have been restated to conform to the change in presentation adopted in the current period.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Condensed Consolidated Interim Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflow of cash. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. Reconciliations of Net Free Cash Flow are provided in Section 3: Outlook and Strategy of the MD&A.

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Condensed Consolidated Interim Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

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Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided below:

	2017				2016
For the three months ended June 30, (In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$428.1	$349.1	$21.9	$57.1	$438.0	$365.7	$28.2	$44.1
Treatment and refining charges of gold and copper concentrate	8.0	1.2	—	6.8	7.9	1.1	—	6.8
Sales taxes	3.9	2.6	—	1.3	4.1	2.5	0.1	1.5
Metal price adjustments related to concentrate revenue	(1.4)	0.1	—	(1.5)	2.3	(0.4)	—	2.7
Other adjustments	(0.5)	(0.3)	0.1	(0.3)	(0.1)	(0.1)	—	—
Gross revenue	$438.1	$352.7	$22.0	$63.4	$452.2	$368.8	$28.3	$55.1

Commercial gold/silver ounces, million pounds of copper sold		278,187	1,299,957	25.2		291,152	1,684,432	26.0
Revenue per gold/silver ounce, pound of copper sold		$1,255	$16.85	$2.27		$1,256	$16.72	$1.70
Average realized price per gold/silver ounce, pound of copper sold		$1,268	$16.89	$2.52		$1,267	$16.83	$2.12

	2017				2016
For the six months ended June 30, (In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$831.6	$672.7	$42.1	$116.8	$838.9	$691.8	54.4	92.7
Treatment and refining charges of gold and copper concentrate	15.9	2.3	0.1	13.5	15.0	2.1	0.1	12.8
Sales taxes	7.9	5.4	—	2.5	7.4	4.5	0.1	2.8
Metal price adjustments related to concentrate revenue	(5.2)	(0.8)	—	(4.4)	(5.8)	(0.8)	—	(5.0)
Other adjustments	(0.3)	(0.1)	—	(0.2)	(0.1)	—	—	(0.1)
Gross revenue	$849.9	$679.5	$42.2	$128.2	$855.4	$697.6	$54.6	$103.2

Commercial gold/silver ounces, million pounds of copper sold		546,103	2,469,015	50.4		567,741	3,440,526	48.7
Revenue per gold/silver ounce, pound of copper sold		$1,232	$17.05	$2.32		$1,219	$15.80	$1.90
Average realized price per gold/silver ounce, pound of copper sold		$1,244	$17.08	$2.54		$1,229	$15.86	$2.12

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following line items and subtotals in the financial statements as contemplated in IAS 1 Presentation of Financial Statements:

•
Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•
Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the

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mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

For the three months ended	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,
(In millions of US Dollars, unless otherwise noted)	2017	2017	2016	2016
Financial results
Revenue (i)	$428.1	$403.5	$484.4	$464.3
Mine operating earnings	$55.2	$59.5	$(639.3)	$91.0
Net (loss)/earnings from continuing operations	$(36.8)	$(5.9)	$(355.4)	$(2.1)
Net (loss)/earnings	$(36.8)	$(5.9)	$(368.0)	$(11.8)
Cash flows from operating activities from continuing operations	$124.6	$51.3	$163.0	$178.6
Cash flows from operating activities before net change in working capital (ii)	$122.8	$117.2	$147.7	$173.0
Cash flows to investing activities from continuing operations	$(82.3)	$(114.0)	$(119.5)	$12.9
Cash flows (to)/from financing activities operations from continuing operations	$(11.5)	$70.4	$(187.7)	$(33.3)
Per share financial results
Net (loss)/earnings per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$(0.04)	$(0.01)	$(0.38)	$0.00
Weighted average number of common shares outstanding - Basic (in thousands)	948,116	947,901	947,647	947,590
Weighted average number of common shares outstanding - diluted (in thousands)	948,116	947,901	947,647	947,590
Financial position
Cash and cash equivalents	$132.3	$105.9	$97.4	$243.6
Total assets	$8,868.7	$8,850.4	$8,801.7	$9,564.5
Total non-current liabilities	$3,713.4	$3,707.8	$3,746.6	$4,124.0
Production - Gold
Gold ounces produced - attributable (iii)	275,437	257,533	319,265	305,581
Discontinued operations - gold ounces	—	—	—	23,023
Total gold ounces produced	275,437	257,533	319,265	328,604
Total cost of sales per gold ounce sold (ii)	$1,105	$1,052	$1,004	$1,038
Co-product cash costs per gold ounce produced (ii)(iii)	$696	$712	$667	$692
All-in sustaining co-product costs per gold ounce produced (ii)(iii)	$899	$936	$926	$965
Production - Silver
Silver ounces produced (iii)	1,323,399	1,079,108	1,627,051	1,592,526
Discontinued operations - silver ounces	—	—	—	98,995
Total silver ounces produced	1,323,399	1,079,108	1,627,051	1,691,521
Total cost of sales per silver ounce sold (ii)	$13.92	$15.36	$15.58	$15.36
Co-product cash costs per silver ounce produced (ii)(iii)	$10.19	$10.36	$10.07	$9.79
All-in sustaining co-product costs per silver ounce produced (ii)(iii)	$14.04	$14.24	$14.48	$13.79
Production - Other
Chapada concentrate production (tonnes)	54,342	51,589	68,375	56,100
Chapada copper contained in concentrate (millions of pounds)	29.1	26.5	36.9	29.6
Total cost of sales per pound of copper sold (ii)	$1.91	$1.81	$1.80	$1.91
Chapada co-product cash costs per pound of copper produced	$1.61	$1.78	$1.44	$1.60
Chapada all-in sustaining co-product costs per pound of copper produced (ii)(iii)	$1.84	$2.13	$2.13	$1.80
Sales included in revenue
Gold (ounces)	278,187	267,916	324,197	296,330
Silver (millions of ounces)	1.3	1.2	1.6	1.5
Chapada concentrate (tonnes)	52,643	50,626	68,477	47,604
Chapada payable copper contained in concentrate (millions of pounds)	25.2	25.2	34.2	22.1
Revenue per ounce / pound
Gold - per ounce	$1,255	$1,209	$1,196	$1,327
Silver - per ounce	$16.85	$17.28	$17.11	$19.47
Copper - per pound	$2.27	$2.35	$2.02	$1.86
Average realized prices
Gold - per ounce (i)	$1,268	$1,220	$1,210	$1,337
Silver - per ounce (i)	$16.89	$17.29	$17.17	$19.53
Copper - per pound (i)	$2.52	$2.57	$2.48	$2.14

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For the three months ended	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,
(In millions of US Dollars, unless otherwise noted)	2016	2016	2016	2015
Financial results
Revenues (i)	$438.0	$400.9	$439.1	$424.4
Mine operating earnings	$54.3	$79.0	$49.3	$52.1
Net (loss)/earnings from continuing operations	$30.3	$36.1	$(1,448.7)	$(107.0)
Net (loss)/earnings	$34.8	$36.4	$(1,842.1)	$(113.0)
Cash flows from operating activities from continuing operations	$192.7	$116.3	$296.9	$84.4
Cash flows from operating activities before net change in working capital (ii)	$189.5	$115.2	$294.3	$124.9
Cash flows to investing activities from continuing operations	$(120.6)	$(139.7)	$(144.7)	$(59.8)
Cash flows (to)/from financing activities operations from continuing operations	$(108.7)	$22.0	$(168.2)	$(3.3)
Per share financial results
(Loss)/earnings per share from continuing operations attributable to Yamana equityholders
Basic and diluted	$0.03	$0.04	$(1.53)	$(0.11)
Weighted average number of common shares outstanding - basic (in thousands)	947,346	947,173	946,773	946,563
Weighted average number of common shares outstanding - diluted (in thousands)	948,096	947,670	946,773	946,563
Financial position
Cash and cash equivalents	$93.4	$124.6	$119.9	$137.8
Total assets	$9,532.9	$9,584.0	$9,518.1	$12,162.5
Total non-current liabilities	$4,098.7	$4,178.6	$4,111.4	$4,929.9
Production - Gold
Commercial gold ounces produced - attributable (iii)	290,137	283,757	277,515	261,760
Discontinued operations - gold ounces	22,948	24,304	20,407	20,155
Total gold ounces produced	313,085	308,061	337,201	320,346
Total cost of sales per gold ounce sold (ii)	$1,056	$939	$970	$986
Co-product cash costs per gold ounce produced (ii)(iii)	$698	$601	$609	$643
All-in sustaining co-product costs per gold ounce produced (ii)(iii)	$958	$786	$773	$838

Production - Silver
Commissioning silver ounces produced from continuing operations (iii)	1,687,644	1,802,029	1,857,469	2,108,287
Discontinued operations - silver ounces	103,262	124,620	102,116	88,456
Total silver ounces produced	1,790,906	1,926,649	1,959,586	2,196,743
Total cost of sales per silver ounce sold (ii)	$12.94	$12.06	$12.93	$14.17
Co-product cash costs per silver ounce produced (ii)(iii)	$8.47	$7.68	$7.71	$8.77
All-in sustaining co-product costs per silver ounce produced (ii)(iii)	$12.18	$10.44	$9.93	$11.98
Production - Other
Chapada concentrate production (tonnes)	43,720	48,138	70,255	63,259
Chapada copper contained in concentrate production (millions of pounds)	23.2	25.9	36.6	34.0
Total cost of sales per pound of copper sold (ii)	$2.09	$1.81	$1.42	$1.66
Chapada co-product cash costs per pound of copper produced	$1.80	$1.54	$1.31	$1.43
Chapada all-in sustaining co-product costs per pound of copper produced (ii)(iii)	$2.15	$2.43	$1.85	$1.55
Sales included in revenue
Gold (ounces)	291,152	276,589	282,638	258,240
Silver (millions of ounces)	1.7	1.8	1.8	2.2
Chapada concentrate (tonnes)	52,735	48,364	74,538	55,460
Chapada payable copper contained in concentrate (millions of pounds)	26.0	22.7	38.6	29.1
Revenue per ounce / pound
Gold - per ounce	$1,256	$1,179	$1,051	$1,100
Silver - per ounce	$16.72	$14.92	$14.35	$14.85
Copper - per pound	$1.7	$2.14	$1.73	$2.27
Average realized prices
Gold - per ounce (i)	$1,267	$1,189	$1,102	$1,123
Silver - per ounce (i)	$16.83	$14.93	$14.65	$14.88
Copper - per pound (i)	$2.12	$2.12	$2.26	$2.85

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

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(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Balances are from continuing operations.

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended June 30, 2017, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

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The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2017 and December 31, 2016 and results of operations for the periods ended June 30, 2017 and June 30, 2016.

This Management’s Discussion and Analysis has been prepared as of July 26, 2017. The Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34 follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as of and for the three and six months ended June 30, 2017 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2016 and the most recent Annual Information Form for the year ended December 31, 2016 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2016 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil and the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed

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or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2016 and other continuous disclosure documents filed by the Company since January 1, 2017 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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